SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 22, 2003

Provident Energy Trust

(Translation of registrant’s name into English)

Suite 900, 606 4th Street S.W.
Calgary, Alberta Canada T2P 4H2

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES
Annual Report
Provident Today
Financial Highlights
Operational Highlights
Our Business Model
Management’s Letter
Chairman’s Letter to Unitholders
Provident’s Operations
Asset Portfolio
Reserves
Environment, Health and Safety
Management’s Discussion and Analysis
Corporate Governance
Management’s Responsibility for Financial Reporting
Auditors’ Report
Consolidated Balance Sheets
Notes to Consolidated Financial Statements
Investment Programs For Unitholders
The Provident Management Team
Independent Directors
R.I.C.E Our Corporate Values
The Provident Team
Trust Information

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVIDENT ENERGY TRUST

Date: April 22, 2003	By:	/s/ Mark N. Walker Mark N. Walker Vice President, Finance & Chief Financial Officer

Building the Foundation for Success

ANNUAL REPORT 2002

PROVIDENT

ENERGY TRUST

Since inception in March 2001,

Provident Energy Trust has distributed $4.57 per unit.

PROVIDENT

ENERGY TRUST

Total Return Since Inception *(monthly average percentage)*

150
120
90
60
Month
Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2001
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2002
Provident Energy Trust
TSE Oil & Gas Producers' Index
S&P/TSX Composite Index
Scotia Capital Energy Trust Index

Provident Energy Trust is an actively managed energy trust that seeks to provide sustainable distributions and premium returns to unitholders through active risk management of our asset base and commodity price and by pursuing quality, synergistic acquisitions that are accretive to both cash distributions and net asset value.

Contents

Provident Today 2 Financial Highlights 4 Operational Highlights 5 Our Business Model 6 Management’s Letter 12 Chairman’s Letter to Unitholders 17 Provident’s Operations 18 Asset Portfolio 21 Reserves 22 Environment, Health and Safety 27 Management’s Discussion and Analysis 29 Corporate Governance 42 Management’s Responsibility for Financial Reporting 44 Auditors’ Report 45 Consolidated Financial Statements 46 Notes to the Consolidated Financial Statements 49 Investment Programs for Unitholders 63 The Provident Management Team 65 Independent Directors 66 R.I.C.E. Our Corporate Values 67 The Provident Team 68 Trust Information IBC

Annual General Meeting

The Annual General and Special Meeting of Provident Energy Trust will be held at 3:00 p.m. MDT on Wednesday, May 7, 2003, in the Stephen Room at the Hyatt Regency Hotel, 700 Centre Street S.E., Calgary, Alberta. All unitholders are invited to attend.

Provident Today

Acquisitions and development improved the Trust’s reserve mix and increased established reserves by 130 per cent.

Quarterly Production

Light/Medium Oil & NGLs
Heavy Oil
Natural Gas
26%
36%
38%
15,727
[BOED]
29%
41%
30%
19,952
[BOED]
27%
34%
39%
20,581
[BOED]
50%
21%
29%
30,790
[BOED]
Q1
Q2
Q3
Q4

Provident completed the $189 million acquisition of Richland Petroleum Corporation, adding 6,800 boe per day of light/medium oil, natural gas and natural gas liquids production and 143,000 net acres of undeveloped land.	Provident completed a $72 million acquisition of producing assets in southern Alberta from an independent U.S.-based energy company. The acquisition contributed 3,600 boe per day of medium oil, natural gas and natural gas liquids and 78,000 net acres of undeveloped land. The Trust completed a $64.4 million convertible debenture offering on a bought-deal basis, becoming the first conventional oil and gas trust to issue this instrument. During the quarter, Provident also launched its Premium Distribution Reinvestment and Optional Unit Purchase Plan.	Provident announced the $344 million acquisition of natural gas weighted Meota Resources Corp. The Trust continued its development of oil and natural gas assets in west central and southern Alberta and heavy oil at Lloydminster.	Provident completed the acquisition of Meota and successfully integrated Meota’s assets, adding approximately 11,400 boe per day of gas weighted production increasing the Trust’s production to 30,000 boe per day. The capitalization of the Trust increased to almost $900 million, making Provident Canada’s fifth largest conventional oil and natural gas trust.

Financial Highlights

($000s except per unit data)	2002	2001	% Change

Gross revenue	$207,823	$78,311	165
Cash flow from operations	96,896	36,228	167
Per weighted average unit — basic	2.41	2.62	(8)
Per weighted average unit — diluted	2.17	2.62	(17)
Declared distributions to unitholders	81,526	36,880	121
Per unit	2.03	2.54	(20)
Net income (loss)	9,932	(46,855)	—
Per weighted average unit — basic	0.25	(3.39)	—
Per weighted average unit — diluted	0.22	(3.39)	—
Capital expenditures	21,980	10,979	100
Property acquisitions	71,986	2,604	2,664
Property dispositions	(11,157)	(1,421)	685
Bank debt	187,200	35,600	426
Unitholders’ equity	472,779	104,711	352
Weighted average trust units and exchangeable shares outstanding (000s)	40,222	13,813	191

Operational Highlights

	2002	2001	% Change

Daily production
Light/medium crude oil (bpd)	5,096	1,577	223
Heavy oil (bpd)	6,310	5,053	25
Natural gas liquids (bpd)	1,030	509	102
Natural gas (mcfd)	56,193	15,772	256
Oil equivalent (boed)(1)	21,801	9,767	123
Average selling price(2)
Light/medium crude oil ($/bbl)	$34.62	$31.94	8
Heavy oil (15°API) ($/bbl)	$20.02	$21.71	(8)
Corporate oil blend ($/bbl)	$26.55	$24.14	10
Natural gas liquids ($/bbl)	$29.04	$31.40	(8)
Natural gas ($/mcf)	$4.67	$5.33	(12)
Oil equivalent ($/boe)(1)	$27.29	$26.64	2
Netback ($/boe)(1)(2)	$15.09	$15.27	(1)

Notes:

(1)	Provident reports barrels of oil equivalent production converting natural gas to oil on a 6:1 basis.

(2)	Average selling price and operating netback exclude the non-cash amortization of hedging gains but include the cash impact of the Commodity Price Risk Management Program.

Abbreviations used in this annual report:

bbls	barrels	Mbbl	thousands of barrels
boe	barrels of oil equivalent	Mboe	thousands of barrels of oil equivalent
boed	barrels of oil equivalent per day	mcf	thousand cubic feet
bopd	barrels of oil per day	Mmboe	millions of barrels of oil equivalent
bpd	barrels per day	Mmcf	million cubic feet
Cdn	Canadian	Ngls	natural gas liquids
GJ	gigajoules	U.S.	United States
Natural gas is converted to oil using 6 mcf = 1 bbl.

Our Business Model: How we build our foundation

1.	Acquisitions

During 2002, Provident’s acquisitions-driven growth strategy resulted in significant growth in production, reserves and market capitalization, a more balanced commodity mix and a large inventory of low-risk development potential for light/medium crude oil and natural gas. In January, Provident closed the $189 million acquisition of Richland Petroleum Corporation. In May, Provident acquired a quality portfolio of natural gas and light oil properties located in southern Alberta for $72 million and in October, Provident acquired natural gas weighted Meota Resources Corp. for $344 million. These acquisitions further diversified the Trust’s asset base adding quality, low-risk, mid-term reserve life natural gas and light oil assets and assisted in establishing new core areas in southern Alberta and southwest Saskatchewan. The majority of the acquired assets are operated and provide high cash netbacks and a substantial inventory of low-risk development and optimization potential. The transactions completed in 2002 met our two key criteria of being accretive to cash flow and neutral-to-accretive to net asset value on a per unit basis.

	2002 ACQUISITIONS SUMMARY

		Southern
	Richland	Alberta	Meota	2002
	Jan/02	May/02	Oct/02	Total

Transaction value (millions)	$189	$72	$344	$605
Daily production (boed)	6,800	3,600	11,400	21,800
Accretion to distributable cash flow per unit	13%	3%	15%	—
Accretion to NAV per unit	3%	7%	Neutral	—
Acquisition cost per boed(1)	$25,400	$18,375	$27,950	$25,577
Acquisition cost per boe(1)	$9.80	$5.74	$12.85	$10.34

(1)	Excludes value attributed to undeveloped land.

[Q&A]	What is the opportunity for acquisitions? Looking forward, we anticipate significant acquisition opportunities that meet our cash flow and net asset value accretion thresholds. We believe that in the current high priced commodity environment major companies will continue to shed mature or non-core assets and that many junior exploration and production companies will seek to maximize shareholder value.

How important are acquisitions for Provident? Acquisition opportunities are an important part of our strategy but we are not solely reliant on acquisitions to sustain the Trust. We have built the foundation of the Trust on quality producing assets and we focus on extracting maximum value from these assets by controlling costs and managing both production and price risk. We adhere to strict, risked rate-of-return thresholds on capital projects in order to drive our decision-making on optimization, development drilling and farmout activity. Acquisition opportunities must meet our two key criteria of being accretive to cash distributions and net asset value.

for success through accretive acquisitions and development.

2.	Development/Optimization

Provident focuses on drilling or optimization projects on our core properties that meet our stringent risk-reward criteria and provide an acceptable risked after-tax rate of return. Consequently, we plan to spend a reasonable amount of capital on an annual basis in order to exploit our low-risk inventory of opportunities and to convert these opportunities into cash-flowing assets. We regularly high-grade our capital spending activities on the best projects in inventory and target to replace approximately one-half of our annual production decline through internal capital spending. Our areas of activity are accessible year-round, and are located near existing infrastructure. The risked after-tax rate of return on these projects is critical, since we are spending cash flow that would normally be distributed to unitholders. Accordingly, we must ensure that any cash flow retained for capital projects is leveraged into a higher rate of return than unitholders are currently receiving. We look at every project using these stringent risk-reward criteria.

[Q&A]	Can you grow the Trust through development and optimization projects? Frankly, our inventory of low-risk development opportunities is not viewed as a growth engine but as a means of offsetting production declines. However, balanced with our accretive acquisitions program, the Trust will grow. We have a large inventory of development opportunities and part of our acquisitions criteria is to buy assets that offer low-risk development upside, so our drillable inventory is constantly being replenished.

Our business model farms out higher risk projects

3.	Farmouts

Provident has more than 400,000 net acres of undeveloped land, the majority of which does not meet our threshold risk-return criteria for capital spending. As a result, the Trust is very active in soliciting and negotiating farmout transactions with qualified industry partners to ensure that we encourage activity on these lands. We have a skilled technical team that is capable of both identifying projects for farmout and assessing our partners’ technical work with our own internal geological and engineering evaluation. Also, we have an extensive inventory of 2-D and 3-D seismic data to assist in the evaluation of these lands. West central Alberta is an excellent example of how we use farmouts to maximize cash flow from higher risk projects. At approximately 11,900 boe per day, it is our largest core area representing approximately 40 percent of our current daily production. However, we will expend virtually no capital in the area because the vast majority of the projects do not meet our internal risk-return threshold. Farmouts provide an opportunity to generate cash flow from what would otherwise remain an idle asset.

During 2002 Provident’s farmout strategy resulted in industry partners drilling a total of 69 wells and spending in excess of $17 million on our lands. In addition, industry partners conducted three seismic programs on Provident’s undeveloped lands in west central Alberta. These activities resulted in Provident realizing production at no risk and minimal cost to Provident.

For 2003, Provident’s active farmout strategy is expected to result in the Trust farming out between 70 and 90 wells to industry partners.

[Q&A]	How does Provident select farmout partners? We generally look for well capitalized, technically strong industry partners with a proven history of success. We have tried to establish preferred partner relationships with companies that we believe will be successful, grow into larger companies and could eventually become acquisition candidates for the Trust.

What are the terms of the typical farmout? The majority of farmouts are done at no cost to Provident. In return for providing the partner an opportunity to drill on our lands, we generally take a 15 percent gross override royalty and retain the option to convert to a working interest position after testing the initial well. The working interest would typically be 40 percent in the initial well and the Trust would pay its working interest share of equipping and tie-in costs.

and hedges aggressively to protect distributions.

4.	Hedging

At the inception of the Trust, Provident implemented a Commodity Price Risk Management Program that involves a systematic and disciplined hedging strategy to help minimize price risk associated with the volatility of commodity prices and to stabilize distribution levels within a narrow range. We believe our unitholders are most interested in achieving a stable level of distributions by accepting the risk of foregoing some of the upside when commodity prices increase in order to provide downside protection when commodity prices fall. Our primary goal is to achieve stability and predictability of our cash distributions.

Pursuant to our Commodity Price Risk Management Program, we consistently layer in hedging positions such that we will have 50-70 percent of production hedged 12 months forward and 25-50 percent hedged 12-24 months out. The impact of our hedging program in 2002 was significant, narrowing the range of distributions by minimizing the impact of volatile commodity prices. We believe that, over time, the Trust will trade on a more consistent yield range because of the greater predictability in distributions.

[Q&A]	How confident is Provident in the outcome of its Commodity Price Risk Management Program? The chart above, effective January 17, 2003 provides the range of distributions, with an 80 percent confidence level, that the Trust can expect to realize for 2003. The analysis is run under two scenarios. The first assumes that the Trust does not perform any hedging activities; the second factors in the level of hedging activity in place for 2003 at the effective date. The analysis uses the Trust’s budgeted production volumes and costs for the year and factors in the forward price “strip” for the remainder of 2003 and historical volatility for each of the three commodities — natural gas, light crude oil and heavy oil. The analysis clearly shows how the Trust’s Commodity Price Risk Management Program is effective in providing a more predictable range of distributions than would be realized if the Trust was unhedged.

We extend the life of the Trust by adding

5.	Growth and sustainability

Since inception, Provident’s business model has differentiated us from most other energy trusts by focusing primarily on growth opportunities accretive to cash flow and net asset value per unit in order to provide sustainability.

The average reserve life index in the Western Canadian Sedimentary Basin has decreased from approximately 18 years for natural gas and 10 years for crude oil in 1990 to approximately 9 years for natural gas and 6.8 years for crude oil today. We believe that energy trusts focused on sustaining a longer reserve life will find it increasingly difficult to acquire longer life reserves in a depleting basin. This has been confirmed in some of the acquisitions completed during the past year in the energy trust sector.

[Q&A]	Should unitholders be concerned by Provident’s short reserve life index? The bottom line is that the Trust’s reserve life index is not a concern as long as Provident continues its track record of adding reserves through either development or acquisition,at a competitive cost and ensuring that the expenditure is accretive to cash flow and net asset value per unit.

low-risk, low cost reserves.

At 6.7 years, Provident’s established reserve life is among the shortest in the energy trust sector. We believe that this is also our competitive advantage for several reasons:

1.	With average established reserve life in the Basin of approximately 7-9 years, Provident can pursue a much broader range of opportunities than trusts that are focused on longer reserve life assets.

2.	Provident has a very conservative risk management philosophy. We only drill or develop opportunities within our asset base if they meet a very strict risk-tolerance threshold. It makes no sense to maintain a significant inventory of proven undeveloped or probable reserves that we will never develop. We believe that our current year-end reserves evaluation provides a realistic assessment of those projects that meet our capital and risk thresholds. For high-risk projects, Provident has a very active farmout strategy.

3.	During 2002, Provident added reserves through a low-risk capital spending program at an all-in cost of $9.57 per boe of established reserves and completed $605 million of accretive acquisitions at a cost of $10.34 per boe of established reserves. These costs compare favourably with average finding and development costs within the energy trust sector.

[Q&A]	Can Provident sustain the Trust? Yes. Our strategy is to rely on a combination of low-risk development opportunities and high quality, producing property and corporate acquisitions. To date, we have successfully added reserves at a cost that is very competitive with our peers. We will continue to do that. Every acquisition we complete must be accretive to cash flow and neutral-to-accretive to net asset value on a per unit basis. As long as we adhere to these strict criteria, Provident will continue to replace production and reserves and to enhance cash distributions and unit values.

Management’s Letter

Building the foundation for success

The theme of our 2002 annual report goes to the heart of our business strategy. We will continue to develop a quality, diversified, producing asset base and deliver a sustainable level of cash distributions by adhering to strict risk management guidelines and by targeting accretive acquisitions and internal development opportunities.

Since inception, Provident’s philosophy has centred on two key initiatives: accretive growth from acquisitions or internally-generated projects — in other words growth that enhances our ability to increase cash distributions in the short-term and increase net asset value over the longer-term — an active risk management strategy that protects and stabilizes unitholder distributions and preserves capital.

How do we rate our performance? Provident has achieved exceptional results within the energy trust sector since its inception two years ago. We have grown production by more than 600 percent and now produce approximately 29,000 barrels of oil equivalent per day — the fifth largest in the energy trust sector. We have achieved a total return since inception of 35 percent, including 56 percent in 2002. The total return number, which reflects our distribution in 2002 of $2.03 per unit, far surpasses the performance of benchmark companies included in the Oil and Gas Producers’ Index and the Standard and Poors’ Energy Trust Index. Our market capitalization since inception has grown by 800 percent to nearly $700 million. Most important, we have maintained a strong balance sheet throughout this exponential growth. At year-end 2002, our long-term debt was a conservative 1.3 times forecast 2003 cash flow.

Competitive strengths

In the last two years, we have witnessed a proliferation of new players in the energy trust sector. During 2002, Provident positioned itself as one of the largest trusts in the sector, and was one of the clear leaders in terms of performance.

How do we stack up against the other trusts? We believe Provident has one of the most active management teams in the energy trust sector. We manage both our assets and commodity price risk in a way that sustains our ability to deliver predictable, monthly distributions. Today, we operate approximately 72 percent of our production and farmout any project that does not meet our risk tolerance criteria. We continually review acquisition opportunities that can help consolidate our interests in existing core areas. We have a significant

Our properties are characterized by low-risk production and year-round access and are diversified geographically and by commodity inventory of low-risk development drilling and optimization projects that reduce our dependence on acquisitions to offset production declines.

A second important competitive strength is the experience and independence of our Board of Directors. The six independent directors on the Board, who collectively account for some 120 years of experience, come from the upper echelons of industry and government and are engaged in providing active and valued counsel to the senior management of the Trust.

Despite being a relative newcomer to the energy trust sector, Provident has pioneered a number of firsts that others have been quick to emulate. We were the first exploration and production company to convert to an energy trust in 2001 — many others have now also used this model successfully. Last April, Provident was the first energy trust to issue a convertible debenture as an integral part of our capital structure in order to help finance a significant acquisition. In May, we were the first conventional oil and natural gas trust to implement a premium distribution reinvestment program that allows unitholders to reinvest cash distributions and receive a premium cash payment. This program has been overwhelmingly accepted by the unitholders and has allowed Provident to fund its capital spending program from distribution reinvestment proceeds.

Provident was also the first trust to have an aligned management fee, based on total return performance. Earlier in 2003, unitholders overwhelmingly endorsed our plan to internalize the management contract at a total cost of $18 million. This transaction, which was 100 percent stock-based, with the exchangeable shares placed in escrow for a period of three and a half years, significantly improved the cost structure of the Trust and was immediately accretive to both net asset value and future distributable income, on a per unit basis. Management and insiders now own approximately 4.75 percent of the outstanding trust units.

High-quality asset base

The quality of our producing asset base is another competitive strength. Our properties are characterized by low-risk production and year-round access and are diversified geographically and by commodity.

Since inception, Provident has executed three corporate acquisitions that have transformed our production and reserves profile from being heavy oil-based to a more balanced mix of light oil, heavy oil and natural gas. In each of the acquisitions, the vast majority of the acquired assets were located within our existing core areas. Our geographic and commodity balance allows us to focus development on commodities with favourable pricing. Today, our core areas include southeast Saskatchewan, where we are able to harvest light oil opportunities; southwest Saskatchewan and

We believe there will continue to be a number of attractive opportunities for acquisitions in 2003.

southern Alberta, which offer low-risk shallow gas and crude oil; and Lloydminster, which is an active heavy oil region. A fourth core area with a higher degree of risk, west central Alberta, currently accounts for approximately 11,900 boe per day of primarily natural gas and natural gas liquids production. To date, Provident has invested limited capital in this area, although it is our single largest producing core area, because the majority of the projects do not meet our risk threshold. Accordingly,most projects in west central Alberta are farmed out to industry partners.

On October 1, 2002, Provident greatly enhanced its asset base with the acquisition of Meota Resources Corp. The transaction added approximately 11,400 boe per day of natural gas weighted production from assets that generally overlap our existing core areas, established a new core area in southwest Saskatchewan, increased the Trust’s proved developed producing, total proven and established reserves base and helped continue to diversify our production base and mix. In keeping with our key acquisition criteria, the transaction was 15 percent accretive to cash flow and neutral to net asset value, on a per unit basis. Meota represented a particularly attractive acquisition at a cost of $12.85 per boe of established reserves and $27,950 per producing boe. The Meota assets were comprised predominately of quality,operated, high-netback natural gas producing properties in established areas of operation.

Growth opportunities

Our approach to acquisitions represents yet another competitive strength. Our shorter reserve life index allows us to look at a broader opportunity base than many of our competitors. The average established reserve life in the Western Canadian Sedimentary Basin has been reduced substantially over the last decade to about nine years for natural gas reserves and seven years for crude oil. Realistically then, there is very limited opportunity to find assets with a 10 year or longer reserve life. When these assets are available, they tend to demand premium prices because of the intense competition to acquire them. Because Provident is not focused exclusively on long reserve life, we are able to evaluate a much broader selection of acquisition candidates. Our established reserve life of approximately 6.7 years requires that we remain active and prudent in acquiring accretive assets as part of our sustainable growth strategy.

In the short-term, we believe there will be a number of attractive opportunities for acquisitions in 2003 that would further diversify the Trust. These opportunities are most likely to come from large exploration and production companies that are divesting of assets in the Western Canadian Sedimentary Basin and junior companies that have reached a target level of production and reserves and are seeking to maximize shareholder value.

In the medium to longer-term, we believe there will also be some consolidation within the energy trust sector. In the last several years, considerable capital has been invested in this sector and so long as the trusts traded at high valuations and external management contracts were in place there was little incentive for the trusts to consolidate when attractive opportunities existed elsewhere. The trend to internalize management contracts and the increase in the number of trusts over the past year will likely lead to consolidation as the trusts combine to create larger,competitive entities.

While Provident’s long-term growth will likely centre on the energy sector, we believe that quality, accretive opportunities also exist outside of western Canada. Future growth may include a component of international assets — where we would transfer our business model to other jurisdictions — or related energy businesses such as pipeline, electrical generation, or natural gas processing and midstream assets.

Proactive Commodity Price Risk Management Program

Provident’s Commodity Price Risk Management Program represents yet another important competitive strength. From inception, Provident adopted a systematic, disciplined hedging program in order to mitigate commodity price volatility and stabilize distributions. Our policy is to hedge 50-70 percent of production one year out and 25-50 percent 12-24 months out. To achieve its objectives, Provident uses a combination of physical and financial contracts including fixed for floating forward sales, collars, puts, calls and physical delivery obligations. Generally, Provident will not hedge production that, in aggregate, exceeds 75 percent of its forecast production volumes. A summary of the hedging activity currently in place for 2003 and 2004 is included in the Management’s Discussion and Analysis section of this report.

Our hedging program is important for another reason — Provident’s shorter reserve life. The energy business is cyclical. Without hedging, the Trust would have less time to recover from a major downward trend in prices. The Trust’s shorter reserve life makes it more important to manage risk, manage the price cycles and enhance the return to unitholders.

In 2002, the total cost of Provident’s hedging program was approximately $6.5 million. However, our view is that any gains or losses attributed to the program are entirely in alignment with the Trust’s risk management strategy focused on stabilizing distributions.

The 2003 capital budget is forecast to be funded from our premium distribution reinvestment program

Outlook

We anticipate that commodity prices will continue to be strong for at least the short-term, but difficult to sustain over the medium to long-term. If prices do remain strong, it is quite likely that cash flow levels in the energy sector generally will be significantly higher than in 2002, resulting in a significant increase in exploration and development activities in the Basin. For 2003, Provident’s $33 million capital budget will be focused on low-risk development in Lloydminster, southern Alberta and southwest Saskatchewan and is forecast to be funded from our premium distribution reinvestment program, leaving us well positioned financially to keep payout ratios high and to evaluate additional accretive growth opportunities.

Acknowledgements

In 2001, Provident converted to an energy trust and established some challenging objectives. Our experienced management and employees, both in Calgary and in the field, have helped us build a strong foundation for the future. Part of our success lies in our commitment to our own corporate values, which bear the acronym RICE — respect, integrity, creativity and excellence. These values are the cornerstone of our very strong organization and the basis of our day-to-day operations. We thank all of our staff for their dedication and continuing commitment to serving unitholders well.

We also thank our Board of Directors for continuing to support and challenge us as we create growth in value for our investors. Finally, we thank our unitholders for their confidence in Provident during the past year. We will work hard to earn your continued support.

On behalf of the Board of Directors,

“Signed”	“Signed”	“Signed”

Thomas W. Buchanan Chief Executive Officer	Randall J. Findlay President	Grant D. Billing Chairman of the Board

March 20, 2003

Chairman’s Letter to Unitholders

Management internalization transaction

In January 2003, unitholders of Provident Energy Trust approved a management internalization transaction that eliminated the performance-based arrangement between external management and the Trust. As Chairman of the Board of Provident, I believe that the initiative was timely and has resulted in a number of important benefits. The transaction is accretive to cash flow and net asset value. The elimination of the management contract places the Trust in a strong, competitive position within the energy trust sector. The transaction improves the Trust’s cost structure and the Trust’s ability to attract capital in a competitive marketplace. The transaction also increases ownership of the units held by management and the directors to approximately 4.75 percent of the outstanding units,further aligning our interests with those of our unitholders.

Provident’s management contract was the first contract of its kind in the energy trust sector to be performance-based, with compensation linked to total return and where no disposition or acquisition fees or management salaries were paid. Provident’s disciplined, accretive growth strategy resulted in a total return since inception of approximately 35 percent. To this end, we believe that the management contract properly incented management to deliver strong results. However, with several trusts completing internalization transactions in 2002 we felt, as a Board, that it was in the long-term best interests of our unitholders to align our management and compensation arrangements with our competitors.

The Provident buy-out agreement was negotiated by the independent directors of Provident’s Board of Directors and is unique among transactions in the energy trust sector. It has been the only agreement to date paid for entirely through the issuance of exchangeable shares, with the entire amount being subject to escrow provisions and released at 12-month intervals over the next 3.5 years.

The internalization transaction resulted in Provident acquiring all of the issued and outstanding shares of the management company for total consideration of $18 million. In conjunction with the transaction, the manager agreed to limit the total return incentive fee for 2002 to $9.0 million and to limit the base fees for November and December 2002 to $250,000 per month. This resulted in an aggregate saving of $1.9 million from fees that would have otherwise been payable for 2002. The Board has been exceptionally pleased with the performance of the Trust to date. We believe the new arrangement strengthens the relationship between the Trust and its unitholders,and ensures the Trust’s continued success under very capable management.

On behalf of the Board of Directors,

“Signed”

Grant D. Billing
Chairman of the Board
March 20, 2003

     Provident’s Operations

     A combination of accretive acquisitions, Provident with substantial growth and established

Provident’s core areas are located in Lloydminster, southern Alberta, west central Alberta, southwest Saskatchewan and southeast Saskatchewan. Provident continued its strong production growth during 2002 averaging 21,801 boe per day for the year. Provident also significantly changed its production mix from being predominantly heavy oil to a more balanced portfolio. In 2001,the production profile was 55 percent heavy oil, 19 percent light oil and 26 percent natural gas. Today,the production mix is 50 percent natural gas,21 percent heavy oil and 29 percent light/medium oil. This change in production mix will provide Provident with improved netbacks due to the higher prices paid for light oil and natural gas.

During 2002, Provident participated in several types of activities aimed at increasing production, including low-risk development drilling, farmouts and strategic corporate and property acquisitions. Provident added 3,500 boe per day through low-risk drilling and farmout activity and 21,800 boe per day through acquisitions. The combination of these activities increased year-over-year production by 123 percent and provided the Trust with two new core areas offering low-risk development opportunities.

[1]	Lloydminster, Alberta/Saskatchewan

2002: Drilled 36 wells (34 net) with 100 percent success • Farmed out two locations • Added 2,500 boe per day at an onstream cost of $5.71 per boe of established reserves

2003: 25-30 low-risk drill locations

Potential: 100 potential drill locations • Continued optimization/development, exploitation and acquisition

The Lloydminster area has provided Provident with a large number of low-risk development drilling opportunities. Provident continues to develop opportunities in this area through 3-D seismic and production testing.

Fourth-quarter 2002 production from Lloydminster was 6,460 barrels of cold conventional heavy oil per day and 3.1 mmcf per day of natural gas. Production costs for 2002 averaged $7.47 per boe. Provident operates 100 percent of its production.

[2]	Southern Alberta (Taber)

2002: Drilled 10 wells (2.3 net) and farmed out 22 locations • Added more than 500 boe per day through drilling and facility optimization

2003: 10-15 low-risk drill locations • 5-10 workovers and recompletions • Optimize existing assets through facility and waterflood enhancements

Potential: 45 potential drill locations • 40 potential workover and recompletion candidates • Continued growth of asset base through optimization, exploitation/development and acquisitions

Like Lloydminster, southern Alberta provides Provident with many opportunities for low-risk drilling and production optimization. The area produces light/medium grade oil and natural gas. Provident has established a substantial landholding in the area through three separate acquisitions in 2002.

Fourth-quarter production averaged 6,416 boe per day. Production costs averaged $7.19 per boe in 2002.

In 2003 Provident will continue to optimize existing fields through low-risk drilling and facility optimization.

[3]	Southwest Saskatchewan

2002: Acquired fourth-quarter 2002

2003: Evaluate 12 potential shallow natural gas drilling opportunities • Optimize existing assets through waterflood and facility enhancements • Participate in low-risk, joint venture activity

Potential: Continued growth of asset base through optimization, low-risk development and acquisition

As a result of the acquisition of Meota Resources Corp., Provident has added a new core area to its asset base. The southwest Saskatchewan area, which is managed out of the Taber field office, will provide Provident with low-risk infill drilling and shallow natural gas opportunities that are compatible with the Trust’s development strategy. Provident will be evaluating these low-risk exploitation opportunities during 2003. Fourth-quarter 2002 production from southwest Saskatchewan averaged 2,171 boe per day and production costs averaged $6.53 per boe for the year.

[4]	Southeast Saskatchewan (Estevan)

2002: Drilled two wells (1.6 net) • Added 120 boe per day of light oil production

2003: Optimize existing assets through facility enhancements • Participate in low-risk, joint venture activity • Focus on cost control

Potential: Continued growth of the asset base through optimization, low-risk development and acquisition

Provident continued its drilling success in southeast Saskatchewan during 2002 with 1.6 net wells that contributed 120 boe per day. In addition, an optimization program successfully added 75 boe per day. During the fourth quarter of 2002, the area was producing 2,205 boe per day of light oil and production costs averaged $7.66 per boe.

In 2003, Provident will focus on cost control and production optimization as this area provides Provident with stable, reliable production.

[5]	West Central Alberta (Olds to Whitecourt)

2002: Drilled one well (0.4 net) • Farmed out 20 locations • Added more than 234 boe per day

2003: Optimize existing facilities through facility enhancements • Participate in low-risk joint venture activity • Continue farmout strategy of high-risk projects with 70-90 farmout wells to be drilled

Potential: Continued growth of the asset base through optimization and acquisition • Farmout high-risk prospects

The west central Alberta region is managed from the Olds field office. This area consists of natural gas and light oil production. Fourth-quarter natural gas production averaged 60 mmcf per day and light oil production averaged 2,980 boe per day for a combined average of 12,980 boe per day. West central Alberta is Provident’s lowest operating cost area, averaging $5.21 per boe for 2002. As a result of Provident’s strategy of minimizing capital risk, west central Alberta was our most active farmout area.

and development drilling in 2002 provided a more balanced commodity mix.

Asset Portfolio

	West Central	Southern		Southwest	Southeast
	Alberta	Alberta	Lloydminster	Saskatchewan	Saskatchewan	Other	Total

2002 daily average production (boed)	7,770	4,540	6,430	550	2,470	41	21,801
2002 exit production (boed)	11,900	6,000	6,710	2,100	2,180	10	28,900
Percent natural gas	78	65	8	30	—	100	50
Proved reserves (mmboe)	24.7	11.9	9.6	3.3	5.7	—	55.2
Proved reserve life index (years)	6.2	5.9	4.3	4.7	7.8	—	5.7
Established reserves (mmboe)	27.6	13.8	12.6	4.0	6.4	0.1	64.5
Established reserve life index (years)	6.9	6.9	5.6	5.6	8.8	—	6.7
Operating costs ($/boe)	$5.21	$7.19	$7.47	$6.53	$7.66	—	$6.63
Field netback ($/boe) (excludes hedges)	$16.33	$16.04	$13.92	$17.61	$19.29	—	$15.90
Undeveloped land (000s acres)	158	91	60	113	6	14	442

Production Mix

Reserves

Crude oil and natural gas reserves

At year-end 2002 Provident consolidated all reserves under one common evaluator, McDaniel & Associates Consultants Ltd. (McDaniel), an independent engineering firm, which resulted in all of the Trust’s reserves being evaluated on a consistent basis. At January 1,2003 Provident had proved reserves of 55.1 million boe and established reserves of 64.5 million boe.

Reserves classification

Reserves are classified into two main categories: proved and probable. Under existing reserves evaluation policy, proved reserves include volumes that can reasonably be expected to be economically recoverable under existing technology and economic conditions. There are three primary sub-categories for reserves:

•	Proved developed producing (PDP) reserves are those that are currently on production and typically require minimal additional capital to realize.

•	Proved non-producing (PNP) and proved undeveloped reserves (PUD) are those that require additional capital to put on production. Proved non-producing reserves typically need to be equipped or tied in, while proved undeveloped reserves need to be drilled, completed and tied in.

•	Probable reserves typically have a higher degree of risk associated with their ultimate realization. Probable reserves can be classified into those reserves that may be realized by improved well performance or reserves that may be realized by drilling and completing additional wells.

Reserve evaluation results

At January 1,2003 Provident increased its proved reserves by 140 percent to 55.1 million boe and its established reserves by 130 percent to 64.5 million boe over January 1, 2002. Provident’s 2002 low-risk development drilling program was focused primarily in our Lloydminster and southern Alberta core areas, adding 2.3 million boe of established reserves at an all-in cost of $9.57 per boe. The acquisitions of Richland, the southern Alberta property portfolio and Meota added 50.3 million boe of natural gas weighted established reserves at a cost of $10.34 per boe, excluding the value attributed to undeveloped land.

Reserve quality improved with the percentage of proved producing reserves as a percentage of total proved reserves increasing from 68 percent at year-end 2001 to 82 percent at year-end 2002. Similarly, total proved reserves as a percentage of established reserves increased from 81 percent to 85 percent over the same timeframe.

The quality of the proved developed producing reserves acquired in the 2002 transactions was generally very consistent with our expectations,with net downward revisions of 2.1 percent to the category. This minor revision is well within evaluation accuracy and the continuity of the proved developed producing category points toward a solid production base for the Trust. This is also supported by the fact that the Trust’s PDP reserves per fully diluted unit (treating the convertible debenture as debt) increased from 0.74 boe per unit in 2001 to 0.77 boe per unit in 2002.

Reserve life index

RLI is commonly used to represent the longevity of reserves and is determined by dividing the reserves base by the current annual production rate. The result is the number of years that the reserve base could continue to produce at current rates. However, production typically declines over time and accordingly the actual economic life of a well may be two to three times longer than the stated reserve life. While RLI is commonly used in the industry, we caution using it as a sole indicator of the quality of reserves since RLI can be calculated in several different ways. As a result, we believe that RLI is most useful in comparing year-over-year differences on the same reserves base rather than in making comparisons among companies where business model and asset-type differences diminish the value of RLI as a metric. Provident’s RLI production rates were determined by applying the estimated production decline to daily average production rates at the end of each year.

We believe that the most important reserves indicator for energy trusts is the proved developed producing reserve life. These are reserves that are currently on production and that generate cash flow and ultimately distributions. Provident’s RLI for proved developed producing reserves at December 31, 2002 was 4.7 years, an increase from 4.3 years at the end of 2001. This reflects the positive impact of our accretive acquisitions strategy and the overall improvement in the quality of our producing reserves in 2002.

The lower RLI at year-end 2002 for the remaining categories reflected downward reserve revisions primarily related to the Gilby and Lloydminster areas, which were previously owned by Founders Energy and Maxx Petroleum. The revisions, although disappointing, were mainly attributable to competitive drainage in the Gilby area and recoveries not meeting expectations in respect of wells drilled on reduced spacing at Lloydminster. The Lloydminster wells were drilled prior to Provident acquiring Maxx in March 2001.

For total proved reserves, Provident’s RLI decreased slightly from 6.3 years at year-end 2001 to 5.7 years at year-end 2002. The Trust’s RLI on established reserves decreased from 7.8 years at year-end 2001 to 6.7 years at year-end 2002.

Reserves reconciliation

The following reconciliation summarizes Provident’s reserve activity for the year ended December 31, 2002:

	Proved			Established(2)

	Liquids(1)	Natural Gas	Boe	Liquids	Natural Gas	Boe
	(mbbls)	(mmcf)	(mboe)	(mbbls)	(mmcf)	(mboe)

Balance at January 1, 2002	17,297	32,182	22,661	21,531	38,852	28,007
Drilling additions	1,456	2,050	1,798	1,876	2,521	2,296
Acquisitions	16,803	168,926	44,957	18,899	188,395	50,299
Revisions	(2,968)	(5,609)	(3,903)	(4,015)	(7,722)	(5,302)
Dispositions	(1,149)	(7,568)	(2,411)	(1,273)	(9,406)	(2,841)
Production	(4,539)	(20,510)	(7,957)	(4,539)	(20,510)	(7,957)

Balance at January 1, 2003	26,901	169,470	55,146	32,480	192,130	64,501

(1)	Liquids includes crude oil and natural gas liquids.

(2)	Established reserves include proved reserves plus probable reserves reduced by 50 percent.

Reserves summary and present value of reserves

The following table presents the reserves of Provident as evaluated by McDaniel using escalated price assumptions and an effective date of January 1, 2003:

	Gross Reserves(1)			Net Reserves(2)			Present Worth Value Discounted at

			Natural			Natural
	Oil	NGLs	Gas	Oil	NGLs	Gas	0%	10%	15%	20%
	(mbbls)	(mbbls)	(bcf)	(mbbls)	(mbbls)	(bcf)		($000s)

Proved reserves
Producing	18,891	2,175	146.0	16,249	1,541	112.9	$642,669	$484,865	$435,664	$397,402
Non-producing	835	157	18.9	752	107	13.8	57,603	31,311	25,091	20,853
Undeveloped	4,785	59	4.5	4,346	49	3.7	44,666	31,507	27,130	23,633

Total proved	24,511	2,390	169.5	21,347	1,696	130.3	744,938	547,682	487,885	441,888
Probable(3)	5,230	349	22.7	4,569	248	17.8	122,072	67,960	54,973	45,960

Total(4)	29,741	2,739	192.2	25,916	1,944	148.1	$867,010	$615,642	$542,858	$487,848

Notes:

(1)	Company gross reserves are Provident’s working,lessor royalty and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

(2)	Net reserves are the gross reserves less all royalties payable to others.

(3)	Probable reserves volumes and present worth values have been reduced by 50 percent to account for risk.

(4)	Numbers may not add due to rounding.

	RESERVES SUMMARY AND
	RESERVE LIFE INDEX(1)(2)

December 31,	2002	2001

CRUDE OIL
Proved producing (mbbl)	18,891	9,949
Proved non-producing (mbbl)	5,620	6,348

Total proved (mbbl)	24,511	16,297
Established (mbbl)	29,741	20,335
Reserve life index (years)
Proved producing	3.7	4.0
Total proved	4.9	6.6
Established	5.9	8.3

NATURAL GAS LIQUIDS
Proved producing (mbbl)	2,175	876
Proved non-producing (mbbl)	216	125

Total proved (mbbl)	2,390	1,000
Established (mbbl)	2,739	1,196
Reserve life index (years)
Proved producing	4.8	4.6
Total proved	5.2	5.3
Established	6.0	6.3

NATURAL GAS
Proved producing (bcf)	146.0	28.0
Proved non-producing (bcf)	23.4	4.2

Total proved (bcf)	169.5	32.2
Established (bcf)	192.1	38.9
Reserve life index (years)
Proved producing	5.9	4.8
Total proved	6.8	5.6
Established	7.7	6.7

OIL EQUIVALENT (6:1)
Proved producing (mboe)	45,406	15,490
Proved non-producing (mboe)	9,740	7,171

Total proved (mboe)	55,146	22,661
Established (mboe)	64,501	28,007
Reserve life index (years)
Proved producing	4.7	4.3
Total proved	5.7	6.3
Established	6.7	7.8

(1)   Established reserves includes proved reserves plus 50 percent of probable reserves.

(2)   Proved non-producing reserves includes proved undeveloped reserves.

The following table summarizes the McDaniel’s price forecast used in evaluating Provident’s reserves under the escalated pricing assumptions:

	RESERVE PRICING ASSUMPTIONS

		WTI @
		Cushing	Light, Sweet @	Heavy Oil @	Average Alberta
	US$/Cdn$	Oklahoma	Edmonton	Hardisty	Natural Gas Price
	Exchange Rate	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu

2003	0.64	26.00	39.60	27.60	5.15
2004	0.65	24.00	35.90	25.19	4.85
2005	0.66	22.90	33.70	22.78	4.65
2006	0.67	22.80	33.00	21.86	4.65
2007	0.68	23.30	33.20	21.83	4.65

Net asset value

Provident’s net asset value (“NAV”) at January 1, 2003 is summarized in the table below. The net asset value is calculated on a fully diluted basis, which includes exchangeable shares and unit options, and presented for two cases with the convertible debenture treated as debt or equity.

	Discounted at 10%

	Convertible	Convertible
At January 1,2003	Debentures	Debentures
($000s, except for unit data)	as Equity	as Debt

Present value of established oil and natural gas reserves(1)	$615,642	$615,642
Undeveloped land(2)	30,156	30,156
Debt including working capital	(202,881)	(264,160)
Unit option proceeds	8,655	8,655

Net asset value	$451,572	$390,293

Units outstanding (thousands)	65,949	59,942

NAV per unit	$6.85	$6.51

(1)   Evaluated by McDaniel & Associates Consultants Ltd. effective January 1, 2003.

(2)   Evaluated by Seaton-Jordan & Associates Ltd effective January 1, 2003

Undeveloped landholdings

Through Provident’s acquisition activity, undeveloped landholdings increased by 181 percent to 441,500 net acres at year-end 2002. A significant portion of these lands form the basis of our active farmout strategy. Further details on Provident’s landholdings are provided on page 21 of this annual report.

Environment, Health and Safety

Provident has a detailed, comprehensive Environmental, Health and Safety program in place that ensures its operations are conducted in a safe, healthy and environmentally sound manner. Key components of the program include: planning, audits and related follow-up, environmental remediation projects, regular management and field communication, training and performance recognition. During 2002, Provident achieved significant growth not only in our asset base but staffing levels as well. Currently, we have more than 100 field staff operating our wells and facilities. Integration of new operations in 2002 occurred in a safe, controlled manner — a tribute to the quality of our field staff.

Provident is an active participant in industry initiatives and programs that set performance expectations and share knowledge.

Canadian Association of Petroleum Producers — Environment, Health and Safety Stewardship Program

Provident has participated in the Stewardship Program since 2000. This is an industry benchmarking process committed to environment, health and safety improvement. In 2002, Provident was well below the industry average for lost-time accidents. In addition, Provident has recently increased its commitment to the program by applying for Gold Level status in 2003.

Voluntary Challenge and Registry Inc. — greenhouse gas emissions

Provident is participating in the Voluntary Challenge Registry, a non-profit partnership between industry and government. The purpose of the program is to provide a means to promote, assess and recognize the effectiveness of the voluntary approach in addressing climate change. Provident has committed to a 10 percent reduction in greenhouse gas emissions by December 31, 2006. A baseline report was submitted in November 2002 and Provident has already identified several greenhouse gas reduction projects.

Kyoto Accord

The recent Canadian commitment to the Kyoto Accord requires a reduction of greenhouse gas emissions to 94 percent of 1990 levels by 2012. The federal government has issued assurances that the industrial sector (steel, oil and natural gas, etc.) will not be required to reduce emissions by more than 55 million tonnes (15 percent reduction of 1990 levels) at a maximum cost of $15 per tonne of CO2. The one-time cost estimate to Provident could be $2 million in 2012 if the Trust does nothing to reduce greenhouse gas emissions. However, under the Voluntary Challenge Registry (VCR), Provident has committed to reducing greenhouse gas emissions by 10 percent by 2006 with further reductions to occur before 2012 that would fulfill Provident’s Kyoto commitment.

Provident integrated new operations in 2002 in a safe, controlled manner — a tribute to the quality of our field staff

Environmental liability

As part of its operations planning, Provident has conducted a detailed review of all its assets and developed a plan to manage its environmental liability. During 2002 Provident spent just under $1 million in abandonment and reclamation. Currently Provident pays $0.20 per boe (10:1) into an abandonment and reclamation fund to account for future liability. The abandonment and reclamation program is reviewed yearly to determine potential liabilities and the adequacy of the fund.

Providing incentives for Provident staff

Provident ensures staff are given an opportunity to be rewarded for safe and environmentally sound work practices. Each year field offices host education, health and safety banquets where staff are individually recognized for their contribution. Points are earned for safe and clean operations throughout the year and staff can convert their points to awards annually. The program has been very successful in aligning staff incentives with the goals of the education, health and safety program.

Emergency response

Provident has a plan in place to respond to any emergency in an effective, timely manner. Regular exercises and information sessions are conducted to ensure emergency response plans remain current and appropriate.

Community participation

Provident recognizes the importance of giving back to the communities in which it operates. The Trust strongly supports the involvement of local people and business in our core areas of operation. Each year Provident donates money and staff time to support events that enhance local communities. This ensures a quality relationship with open and honest communication between Provident and the local communities.

Management’s Discussion and Analysis

The following analysis provides a detailed explanation of Provident’s operating results for the year ended December 31, 2002 compared to the period March 6, 2001 to December 31, 2001 and should be read in conjunction with the audited consolidated financial statements of Provident.

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; increased competition; the lack of availability of qualified personnel or management; fluctuations in commodity prices; foreign exchange or interest rates; stock market volatility and obtaining required approvals of regulatory authorities. Provident’s actual results, performance or achievement could differ materially from those expressed in,or implied by,these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom. All amounts are reported in Canadian dollars, unless otherwise stated.

Inception of the Trust

Provident Energy Trust commenced operations on March 6, 2001 when Founders Energy Ltd. (“Founders”) converted from an exploration and production company into a cash distributing energy trust. This was accomplished through a Plan of Arrangement approved by the shareholders of Founders. Consequently, the 2002 results are compared to operations since the conversion.

Production

	2002		2001
	Average		Average			December 31,
	Daily	Boe	Daily	Boe	Percent	2002 Exit	Boe
	Production	Percent	Production	Percent	Change	Rate	Percent

Crude oil
Light/medium (bpd)	5,096	23	1,577	16	223	7,000	25
Heavy (15° API) (bpd)	6,310	29	5,053	52	25	6,300	21
Natural gas liquids (bpd)	1,030	5	509	5	102	1,200	4
Natural gas (mcfd)	56,193	43	15,772	27	256	86,500	50

Oil equivalent (boed)	21,801	100	9,767	100	123	28,900	100

The acquisition of Richland Petroleum Corporation (“Richland”) on January 16, 2002, the southern Alberta property acquisition effective April 1, 2002, and the Meota Resources Corp. (“Meota”) acquisition on October 1, 2002 were the main drivers for the growth in natural gas and light/medium oil production. Heavy oil production increased by 25 percent to 6,310 barrels per day in 2002 versus 5,053 barrels per day in the period March 6 to December 31, 2001. The increase in heavy oil production volumes reflected the acquisition of the Maxx Petroleum Ltd. (“Maxx”) heavy oil properties which produced for a full year compared to only 74 percent of the 2001 period, and the successful 34-well heavy oil drilling program in 2002 and subsequent production from 34 net heavy oil wells.

The acquisitions have substantially changed the production profile of the Trust over the comparable periods with natural gas now averaging 43 percent of 2002 production compared to 27 percent for the March 6 to December 31, 2001 period. Light/medium oil has also increased as a percentage of the commodity mix, while heavy oil has decreased significantly as a percentage of production.

Production in the fourth quarter incorporated the Meota acquisition and averaged 30,790 boe per day. The exit rate at 28,900 boe per day, comprised of 50 percent natural gas and 50 percent oil, is indicative of the Trust’s current production mix for 2003. Current plans are to spend $30-$35 million on capital expenditures in 2003, partially offsetting natural production declines.

Crude oil price

The West Texas Intermediate (WTI) oil price for 2002 averaged US$26.11 per barrel compared to US$25.19 per barrel for the March 6 to December 31, 2001 period. For the Trust,the increase in WTI was partially offset by opportunity costs related to the Commodity Price Risk Management Program. Improved heavy oil differentials were also partially offset by opportunity costs related to the Commodity Price Risk Management Program. Average 2002 prices reflect an opportunity cost of $13.0 million or $3.13 per barrel in 2002 from the Commodity Price Risk Management Program compared to an improvement in revenue of $4.6 million or $2.23 per barrel in the 2001 period. The Trust received an average all-in corporate price on its crude oil of $26.55 per barrel in 2002 compared to $24.14 per barrel in the 2001 period. The increase in the average crude oil price reflects the change in the Trust’s production profile to include light/medium oil as a larger percentage of the Trust’s total crude oil production, combined with narrower 2002 differentials, partially offset by the impact of the hedging program.

Natural gas price

The natural gas price at AECO averaged Cdn$4.04 per mcf in 2002 versus Cdn$4.40 per mcf for the period March 6, 2001 to December 31,2001. The Trust received an average all-in price of Cdn$4.67 per mcf for its natural gas, reflecting both the heat content adjustment and the $6.6 million or $0.32 increase per mcf as a result of the Commodity Price Risk Management Program. This compares to a corporate price of Cdn$5.33 per mcf for the period March 6, 2001 to December 31, 2001, including an adjustment for the Commodity Price Risk Management Program to increase natural gas revenue by $4.2 million or $0.89 per mcf. Gross production revenue for 2002 has been adjusted to include a non-cash amortization or reduction in revenue of $9.3 million related to hedge positions recorded as an asset upon the acquisition of Richland. The non-

cash amortization related to these hedges will be recorded as a reduction to gross production revenue over the remaining term of the Richland contracts. At December 31, 2002, $0.8 million related to these contracts remained to be amortized through to October 31, 2003.

Commodity Price Risk Management Program

Provident’s Commodity Price Risk Management Program has been in place since the inception of the Trust to help manage the volatility in Provident’s oil and natural gas prices and to assist with stabilizing cash flow and distributions per unit. Provident uses a combination of forward sales contracts, physical hedges on both well head prices and heavy oil differentials, financial hedging on WTI crude oil and AECO natural gas prices and Cdn/US exchange rate hedges. For 2002, the Program recorded an opportunity cost of $13.0 million on crude oil ($3.13 per barrel) and a positive impact on natural gas revenue of $6.6 million ($0.32 per mcf), compared to positive impacts of $4.6 million for crude oil ($2.23 per barrel) and $4.2 million for natural gas ($0.89 per mcf) for the March 6 to December 31, 2001 period. The total impact in 2002 was an opportunity cost of $6.5 million ($0.81 per boe) compared to the favourable $8.8 million ($2.95 per boe) in the March 6 to December 31, 2001 period.

The estimated value of open contracts at December 31, 2002 was negative for both crude oil and natural gas, totalling $13.3 million for crude oil and $12.4 million for natural gas based on commodity prices prevailing at December 31, 2002.

The contract positions for Provident as at December 31, 2002 are provided in note 14 to the consolidated financial statements – financial instruments and hedging.

Gross production revenue

Gross production revenue from oil, natural gas and natural gas liquids totalled $207.8 million in 2002, 165 percent higher than the $78.3 million for the period March 6 to December 31, 2001. The increase was mainly driven by higher production volumes as a result of the acquisition of Richland, Meota and the southern Alberta properties. To a lesser extent, the increase resulted from the presence of the Maxx production for the full 2002 year compared to only 74 percent of the days in the 2001 period. Finally, 2002 results reflect a full year to accumulate production and revenue compared to 301 days in the March 6 to December 31, 2001 period.

Gross production revenue for 2003 will increase significantly to reflect a full year of the revenues associated with the 2002 acquisitions.

Royalties

In 2002, royalties net of ARTC were $44.3 million or 241 percent higher than the $13.0 million for the period March 6 to December 31, 2001. The larger dollar value correlates with the increased production volumes and revenues. As a percentage of gross production revenue prior to the impact of the Commodity Price Risk Management Program and amortization of hedges, the average royalty percentage was 19.8 percent in 2002 compared to 18.7 percent in the March 6 to December 31, 2001 period. The higher 2002 average royalty burden results from the change in the commodity mix of products sold to include a larger proportion of natural gas and light and medium oil and a smaller proportion of heavy oil than the March 6 to December 31, 2001 period. Typically, royalties paid on heavy oil production are lower than on conventional light/medium oil or natural gas.

Royalties for 2003 incorporating the current production profile and prior to the impact of the Commodity Price Risk Management Program are forecast in the 21-23 percent range. The royalty percentage is subject to fluctuation based on the production profile and commodity prices.

Production expenses

Production expenses for the year were $52.7 million, an increase of 158 percent over the $20.4 million recorded in the period March 6 to December 31, 2001. This increase is almost entirely attributable to increases in production and wells associated with the corporate acquisitions of Richland and Meota and the southern Alberta property acquisition, and to a lesser extent to the full year of Maxx production compared to Maxx being recorded for only 74 percent of the days in the 2001 period. Finally, the 2002 results reflect production expenses for a full year compared to the 301 days in the March 6 to December 31, 2001 period.

On a boe basis, production expenses were $6.63 per boe in 2002, $0.31 per boe lower than the $6.94 per boe for the March 6, 2001 to December 31, 2001 period. The lower boe production expenses are due mainly to the change in the production profile of the Trust and management’s continuing progress in reducing field operating expenses. Field operations for natural gas and conventional light and medium oil properties typically incur lower production expenses than heavy oil operations, although a substantial volume of the Trust’s natural gas production incurs third-party processing fees which increase current production costs, but reduce the need for future capital to build and maintain processing facilities.

For 2003, production expenses are expected to range between $6.25-$6.75 per boe based on the current production profile and existing operations.

Operating netback

The table below sets out the Trust’s average field netbacks for 2002 compared to the March 6 to December 31, 2001 period:

			Percent
(per boe)	2002	2001	Change

Gross production revenue before
Commodity Price Risk Management Program	$28.10	$23.69	19
Commodity Price Risk Management Program	(0.81)	2.95	–
Less: Royalties	(5.57)	(4.43)	26
Production expenses	(6.63)	(6.94)	(4)
Field netbacks – cash basis	15.09	15.27	(1)
Non-cash amortization – deferred hedges	(1.19)	–	–

Field netbacks – after deferred hedges	$13.90	$15.27	(9)

The Trust’s operating netback on a boe basis was $13.90 per boe in 2002 after the non-cash amortization of deferred hedging or $15.09 on a cash basis. This compares to $15.27 per boe for the March 6 to December 31, 2001 period. The change in the production profile to include a larger proportion of light/medium oil and natural gas and a smaller proportion of heavy oil in 2002 is evident in the comparable netbacks. For 2002, the unadjusted gross production revenue was 19 percent higher at $28.10 per boe compared to $23.69 per boe for the March 6 to December 31, 2001 period. Further, operating costs were four percent lower at $6.63 per boe compared to $6.94 per boe, and royalties were 26 percent higher at $5.57 per boe compared to $4.43 per boe in the March 6 to December 31, 2001 period. Prior to the impact of the Commodity Price Risk Management Program, the 2002 operating cash netback increased by 29 percent to $15.90 per boe compared to $12.32 per boe in the March 6 to December 31 2001 period.

In the future, given that the current production profile is more weighted to natural gas and light/medium oil and less weighted to heavy oil, operating netbacks are expected to increase on a boe basis.

General and administrative and management fees

			Percent
(per boe)	2002	2001	Change

General and administrative expense	$1.00	$1.16	(14)
Base management fee	0.29	0.31	(6)

Total	1.29	1.47	(12)

Total return fee:
– Cash component	0.50	–	–
– Trust unit component	0.63	0.09	600

	1.13	0.09	1,156

Total general and administrative and management fees	$2.42	$1.56	55

General and administrative expenses in 2002 were $8.0 million compared to $3.4 million for the period March 6 to December 31, 2001. The higher expense was due to increased costs associated with the much larger operations of the Trust in 2002. General and administrative expenses were $1.00 per boe compared to $1.16 per boe in the 2001 period. The lower per boe costs reflect the economies of scale the Trust has achieved with the larger production base. The Trust does not capitalize general and administrative expenses.

Management fees were paid to Provident Management Corporation (“the Manager”) from inception until December 31, 2002 (see subsequent event – Note 16 to the consolidated financial statements). For 2002, the Manager was paid a fee of $2.3 million in respect of a base management fee of two percent of cash operating income from January 1 to October 31, along with $0.25 million paid in November and December. This compares to a base management fee of $0.9 million for the period March 6 to December 31, 2001. The main driver for the higher base fee in 2002 was the significant growth achieved by the Trust. The Manager was also entitled to a total return fee based on distributions and unit price performance during the year. On January 17, 2003 the unitholders of the Trust approved a transaction that capped the 2002 total return fee at $9.0 million, which was settled with $4.0 million of cash and $5.0 million in trust units issued at a price of $10.70. This compared to a total return fee of $0.3 million for the March 6 to December 31, 2001 period.

The increase in the 2002 total return fee reflects both a significant increase in the market capitalization of the Trust and an increase in total return to unitholders for 2002 compared to the March 6 to December 31, 2001 period.

For 2003, it is expected that the general and administrative expense will be in the range of $1.00-$1.10 per boe based on the current production and production profile. This will be a decrease from the $2.42 per boe incurred for general and administrative expenses and management fees in 2002.

Interest

Interest expense in the year was $5.3 million compared to $2.7 million for the period March 6 to December 31, 2001. The additional interest expense resulted from the increased capitalization of the Trust throughout the year. The weighted average interest rate of the Trust was 5.0 percent for 2002 compared to 5.5 percent for the 2001 period.

Current tax expense and future tax liability

Current tax expense for the year was $3.3 million compared to $1.2 million for the period March 6 to December 31, 2001 and was comprised of Large Corporations Tax (“LCT”) and the Saskatchewan resource surcharge.

In 2002, the future tax liability on the balance sheet increased by $110.3 million as a result of recording the Richland and Meota acquisitions using the purchase accounting method. The liability was offset by the future tax recovery of $17.5 million on 2002 operations.

Depletion, depreciation and amortization (DD&A), the ceiling test and future tax recovery

DD&A expense for 2002 was $90.5 million or $11.37 per boe, compared to $33.8 million or $11.48 per boe for the March 6 to December 31, 2001 period. The increased DD&A correlates with the significant increase in production and the depletable asset base in 2002. On a boe basis, the relatively high DD&A rate in both periods was primarily the result of the method of accounting for corporate acquisitions required under Canadian GAAP. More specifically, property, plant and equipment are written up by the tax-affected difference between the purchase price and the tax pools acquired. Over time, the increased DD&A rate is offset by a future tax recovery amount. In 2002, the future tax recovery was $17.5 million compared to a pre-writedown recovery of $8.8 million for the March 6 to December 31, 2001 period.

The Provident ceiling test calculation at December 31, 2002 used the prices in effect at December 31, 2002 of Cdn$32.00 per barrel for heavy oil, Cdn$40.93 per barrel for light/medium oil, Cdn$5.96 per mcf for natural gas and Cdn$38.02 per barrel for natural gas liquids. These prices resulted in a ceiling test surplus. During the March 6 to December 31, 2001 period, the Trust recorded two writedowns: the first at September 30, 2001 was primarily due to the low natural gas price, and the second at December 31, 2001 was due to the low heavy oil wellhead price. The combined writedowns were recorded on the balance sheet as a reduction to property, plant and equipment of $101.3 million, and a decrease in the future tax liability of $43.0 million. The net impact on the statement of operations was a reduction in earnings of $58.3 million.

Cash flow and earnings (loss)

	2002			2001

	($000s)			($000s)
	Amount	Per Boe	Per Unit(1)	Amount	Per Boe	Per Unit(1)

Netback (cash basis)	$120,054	$15.09	$2.98	$44,859	$15.27	$3.25
General and administrative	7,987	1.00	0.20	3,418	1.16	0.25
Management fee	2,296	0.29	0.06	1,153	0.40	0.08
Total return fee – cash	4,000	0.50	0.10	–	–	–
Interest expense	5,307	0.67	0.13	2,671	0.91	0.19
Current tax expense	3,264	0.41	0.07	1,178	0.40	0.09
Other	304	0.04	0.01	211	0.07	0.02

	23,158	2.91	0.57	8,631	2.94	0.63

Cash flow from operations	96,896	12.18	2.41	36,228	12.33	2.62

Amortization of deferred hedges	9,477	1.19	0.24	–	–	–
DD&A	90,481	11.37	2.25	33,753	11.48	2.44
Additional DD&A(2)	–	–	–	101,300	34.46	7.34
Future income tax recovery(2)	(17,500)	(2.20)	(0.44)	(51,759)	(17.61)	(3.75)
Total return fee – units	5,000	0.63	0.12	256	0.07	0.02
Other	(494)	(0.06)	(0.01)	(467)	(0.14)	(0.04)

	86,964	10.93	2.16	83,083	28.26	6.01

Net (loss) income	$9,932	$1.25	$0.25	$(46,855)	$(15.93)	$(3.39)

(1)	Based on weighted average units and exchangeable shares of 40.2 million (2001 – 138 million).

(2)	The amounts recorded in 2001 reflect ceiling test writedowns recorded at September 30 and December 31, 2001.

Cash flow from operations in 2002 was $96.9 million, an increase of 168 percent from the $36.2 million recorded in the March 6, 2001 to December 31, 2001 period. The 2002 cash flow incorporates increased activity levels which generated much higher cash revenues and expenses in 2002 than for the comparative March 6 to December 31, 2001 period. Non-cash expenses increased with the exception of the additional depletion, depreciation and amortization and the associated future tax recovery booked as a result of writedowns recorded in the March 6 to December 31, 2001 period. Net income in 2002 was $9.9 million, compared to a $46.9 million loss in 2001, including writedowns.

Adjusted cash flow and cash distributions

($000s)	2002	2001

Cash flow from operations	$96,896	$36,228
Deduct: interest on debentures	4,901	–

Adjusted cash flow	$91,995	$36,228

Adjusted cash flow is used to determine distributions to the Trust’s unitholders. The current policy is to pay out 90-100 percent of adjusted cash flow. For 2002, the Trust declared distributions of $2.03 per trust unit to total $81.5 million in distributions compared to $2.54 per trust unit ($36.9 million) in the March 6 to December 31, 2001 period. For Canadian residents, 48 percent of the cash distributions paid in calendar 2002 were taxable compared to 40.7 percent of the amount paid in the March 6 to December 31, 2001 period.

Capital expenditures

Capital expenditures by the Trust totalled $82.7 million in 2002, comprised of $0.4 million in land retention costs, $12.4 million in drilling, completion and equipping costs, $8.4 million in facility costs, $0.7 million in office-related equipment, and $72 million in property acquisitions. During the year, the Trust also disposed of $11.2 million of non-core assets. In the period March 6 to December 31, 2001 capital expenditures were $12.2 million. The larger asset base during 2002 resulted in increased opportunities to drill and otherwise optimize production.

For 2003, the Trust plans to spend a minimum of $30 million to reduce the natural production decline on the Trust’s core properties.

Debt

At December 31, 2002 the Trust had $187.2 million of bank debt drawn against a $255 million revolving credit facility with a syndicate of chartered banks. The credit facility is such that each year Provident requests the revolving period be extended for a further 364-day period. If the syndicate does not agree to extend the revolving period, at Provident’s option the credit facility is converted, at the end of the 364-day term, to a one-year non-revolving term-credit facility. Interest rates under the terms of the facility are determined quarterly based on the ratio of quarter-end debt divided by the previous quarter’s cash flow annualized. At December 31, 2002 the rate paid on lines drawn against this facility were at bank prime of 4.5 percent plus 0.25 percent. The Trust can draw on this facility or, to lower its effective borrowing rate, access the banker’s acceptance market. Provident has no off balance sheet debt.

For 2003, Provident does not plan to affect debt levels with the $30-$35 million capital program, as the strategy is to fund capital expenditures with proceeds from the DRIP program.

Unitholders’ equity

On January 16, 2002 the Trust issued 11.2 million trust units as consideration for the Richland acquisition. The units were ascribed a value of $98.9 million or $8.86 per unit. On October 1, 2002 the Trust issued 14.5 million trust units with an ascribed value of $158.3 million or $10.91 per unit as partial settlement for the acquisition of Meota. In addition, Provident Acquisitions Inc., an indirect wholly-owned subsidiary of the Trust, issued 5.9 million exchangeable shares with an ascribed value of $63.9 million at $10.91 per share as partial consideration for the acquisition of Meota. The conversion ratio for the exchangeable shares for the period October 1 to November 14, 2002 was equal to one trust unit for one exchangeable share, and is increased on each date that a distribution is paid by the Trust between October 1, 2002 and the date the exchangeable share is converted, at the option of the holder, into trust units. On January 15, 2004 all remaining exchangeable shares associated with the Meota acquisition will be automatically exchanged for trust units, subject to extension at the option of the Trust.

On April 11, 2002 Provident completed a bought-deal financing consisting of 3.9 million trust units at a price of $10.10 per unit for net proceeds of $37.4 million. The proceeds were used to fund the acquisition of the southern Alberta property acquisition and for general corporate purposes.

Also, on April 11, 2002 – in a first for the energy trust sector – the Trust issued $64.4 million of subordinated convertible debentures with a 10.5 percent coupon rate maturing May 15, 2007. Net proceeds of $61.4 million were used to fund the southern Alberta property acquisition. The debentures can be converted into units at the option of the holder at a conversion price of $10.70 per trust unit prior to maturity. During the year, $0.125 million of debentures were converted to trust units. The debentures and the related interest obligations are classified as equity on the balance sheet as the Trust has the option of satisfying these obligations through the issuance of trust units.

Premium Distribution, Distribution Reinvestment Plan (“DRIP”)

Effective with the May 2002 distribution, the Trust initiated a premium distribution, distribution reinvestment plan (“DRIP”). The DRIP permits eligible unitholders to direct their distributions to the purchase of additional units at 95 percent of the average market price as defined in the plan (“Regular DRIP”). The premium distribution component permits eligible unitholders to elect to receive 102 percent of the cash the unitholder would otherwise have received on the distribution date (“Premium DRIP”). Unitholders who participate in either the Regular DRIP or the Premium DRIP are also eligible to participate in the optional unit purchase plan as defined in the plan. Participation levels are currently in excess of 30 percent and for 2003 Provident is planning to use the proceeds provided by this plan to fund a substantial portion of its capital expenditure program.

Future site reclamation

Provident established a cash reserve effective May 1, 2001 for future site reclamation expenditures. Provident funds the reserve by paying $0.20 per boe produced on a 10:1 basis into a segregated cash account. Actual expenditures incurred are then funded from the cash in this account. For the period ended December 31, 2002 the cash amount contributed to the reserve totalled $1.7 million, funded by $1.3 million based on production plus a further $0.4 million from deposits carried forward from Richland. Actual expenditures incurred for the period, net of salvage values, totalled $0.6 million. Provident continues to assess its contribution level to the fund to ensure adequate funds are provided for future site reclamation projects.

Acquisitions

During 2002, Provident completed three major acquisitions:on January 16, 2002 Richland was acquired for $189 million; effective April 1, 2002 the southern Alberta properties were acquired for $72 million; and on October 1, 2002 the Trust took up and paid for the outstanding shares of Meota in a $344 million takeover. The details of the net assets acquired, liabilities assumed, the consideration paid and the form of the consideration are outlined in detail in Note 4 to the consolidated financial statements. From an operational perspective these acquisitions further diversified the Trust’s asset base, providing a majority of operated, high netback properties and a more balanced commodity mix. The acquisitions also helped to establish new core areas in southern Alberta and southwest Saskatchewan and provided a substantial inventory of low-risk development prospects and optimization opportunities. These transactions met our two key criteria of being accretive to cash flow and neutral to accretive to net asset value on a per unit basis.

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for the year ended December 31, 2002 on both the Toronto Stock Exchange and the American Stock Exchange:

	Q1	Q2	Q3	Q4	YTD

TSX – PVE.UN (Cdn$)
High	10.70	11.33	11.44	11.03	11.44
Low	8.20	9.97	10.02	9.85	8.20
Close	10.55	11.05	10.80	10.75	10.75
Volume (000s)	16,563	11,330	11,546	12,524	51,963

AMEX – PVX (US$)
High	6.83	7.48	7.41	6.97	7.48
Low	5.17	6.34	6.75	6.35	5.17
Close	6.52	7.07	6.82	6.86	6.86
Volume (000s)	2,224	4,590	4,445	6,597	17,856

Subsequent event – internalization of the Management Contract

On January 17, 2003 Provident acquired all the issued and outstanding shares of Provident Management Corporation, Manager of the Trust and Provident, for consideration of $18.0 million paid with the issuance of 1,682,242 exchangeable shares. The exchangeable shares are held in escrow and are releasable as to 25 percent per year beginning on June 30, 2003 and are releasable or may be forfeited in certain other limited circumstances. This management internalization transaction eliminates all external management fees. The share purchase agreement as a condition of closing provides for executive employment contracts for Thomas Buchanan and Randall Findlay, former shareholders of Provident Management Corporation.

Business risks

The oil and natural gas trust industry is subject to numerous risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

•	fluctuations in commodity price, exchange rates and interest rates;

•	government and regulatory risk in respect of royalty and income tax regimes;

•	operational risks that may affect the quality and recoverability of reserves;

•	geological risk associated with accessing and recovering new quantities of reserves;

•	transportation risk in respect of the ability to transport oil and natural gas to market; and

•	capital markets risk and the ability to finance future growth.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience;

•	adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;

•	developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;

•	adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for distribution.

•	marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users,well-capitalized third-party marketers and spot market buyers;

•	maintaining a low cost structure to maximize cash flow and profitability;

•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Business prospects

Provident’s strategy is to pursue growth opportunities that are accretive to both net asset value and cash flow, on a per unit basis. Provident will continue to adhere to a consistent and disciplined Commodity Price Risk Management Program that is focused on minimizing the impact of volatile commodity prices on cash flow and to help lock-in the economics of accretive acquisitions. Provident will continue to manage its capital structure to ensure debt is used prudently.

	SUMMARY OF QUARTERLY RESULTS

	First	Second	Third	Fourth	2002
($000s except per unit amounts)	Quarter	Quarter	Quarter	Quarter	Total

Financial
Revenue	$24,861	$36,800	$37,286	$64,561	$163,508
Cash flow	15,324	22,642	22,631	36,299	96,896
Net income	1,339	1,177	229	7,187	9,932
Unitholder distributions	14,813	17,794	18,839	30,080	81,526
Distributions per unit	0.46	0.49	0.51	0.57	2.03

Operating
Production
Light/medium oil (bpd)	3,147	5,025	4,691	7,478	5,096
Heavy oil (bpd)	5,712	6,019	7,032	6,459	6,310
Natural gas liquids (bpd)	850	800	903	1,558	1,030
Natural gas (mcfd)	36,111	48,648	47,728	91,766	56,193

Oil equivalent (boed)	15,728	19,952	20,581	30,789	21,801

	SUMMARY OF QUARTERLY RESULTS

	First	Second	Third	Fourth	2002
($ per boe)	Quarter	Quarter	Quarter	Quarter	Total

Average selling price
Light/medium oil per bbl (before hedges)	$28.88	$35.14	$37.41	$35.65	$34.90
Light/medium oil per bbl (including hedges)	28.88	34.91	37.07	35.26	34.62
Heavy oil per bbl (before hedges)	21.10	27.90	29.35	22.73	25.46
Heavy oil per bbl (including hedges)	19.84	20.15	21.31	18.66	20.02
Natural gas liquids per barrel	21.17	27.01	29.78	33.82	29.04
Natural gas per mcf (before hedges)	3.52	4.20	3.44	5.21	4.35
Natural gas per mcf (including hedges)	4.35	4.52	4.29	5.06	4.67

Corporate Governance

The Board of Directors of Provident is currently comprised of eight members, six of whom are unrelated (as defined in the Toronto Stock Exchange Guidelines for Improved Corporate Governance in Canada) and elected annually by the Trust’s unitholders.

In 1995 the TSE adopted a set of guidelines which were revised in 1999, relating to corporate governance matters. The guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation’s board of directors, management and shareholders. Provident’s Board of Directors strictly adheres to these guidelines.

Provident’s Board of Directors is responsible for the stewardship of the Trust. In order to effectively execute this mandate, the Board currently has three standing committees: an Audit, Environmental, Health and Safety Committee; a Governance, Human Resources and Compensation Committee; and a Reserves Committee. (All of the members of these three committees are “unrelated directors”.)

Audit, Environmental, Health and Safety Committee

The Audit, Environmental, Health and Safety Committee consists of Mr. M.H. (Mike) Shaikh (Chairman), Mr. Bruce Libin and Mr. Byron Seaman. The functions of the Audit, Environmental, Health and Safety Committee include the review and recommendation to the Board of Directors of the annual financial statements and related management’s discussion and analysis, and the review of the interim financial statements. The Committee reviews and establishes, in conjunction with the external auditors and management, audit plans and procedures. The Committee also reviews and makes recommendations to the Board of Directors on Provident’s internal control procedures and management information systems. The Committee discusses with the external auditors its independence from management and Provident and it considers the compatibility of the external auditors’ non-audit services to Provident, vis-à-vis its independence.

The Committee is responsible for ensuring that management has in place effective programs relating to environment, health and safety matters, including the identification of risks and the compliance with legal requirements, and ensuring that management administers Provident’s policies and procedures on these matters.

Governance, Human Resources and Compensation Committee

The Governance, Human Resources and Compensation Committee consists of Mr. John Zaozirny (Chairman), Mr. Grant Billing and Mr. Jeffrey Smith. The Committee is responsible for recommending to the Board of Directors suitable candidates for director positions. The selection assessment factors include diversity, age, skills, judgement, integrity, gender, experience, profile, business prospects and such other factors deemed appropriate, all in the context of an assessment of the perceived needs of the Board of Directors and Provident at the time. In addition, the Committee assists the Board of Directors on corporate governance issues and in compiling the results of a Directors’questionnaire dealing with the effectiveness of the Board of Directors, its members and its committees.

The Committee’s mandate also includes reviewing Provident’s human resources policies and procedures and compensation and incentive programs. The Committee is responsible for assessing senior management’s performance and reviewing and negotiating senior management’s compensation. The Compensation Committee reviews the adequacy and form of Directors’ compensation and makes recommendations designed to ensure that Directors’ compensation adequately reflects the responsibilities of the Board of Directors. The Committee also administers the Trust Option Plan and makes recommendations to the Board of Directors respecting grants of options thereunder.

Reserves Committee

The Reserves Committee is comprised of all the independent and unrelated members of the Board of Directors and is responsible for ensuring that the management has designed and implemented effective reserve programs, controls and reporting systems. The Reserves Committee’s mandate also includes reviewing the independent reserves evaluation of Provident, and reviewing and approving any proposals to change the evaluating engineers. The Reserves Committee communicates regularly with management to ensure that all reserve evaluations and reports have been properly handled and reported. The Reserves Committee meets,at least annually,jointly and separately with management and the independent reserves evaluators.

Management’s Responsibility for Financial Reporting

The management of Provident is responsible for the information included in this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and in accordance with accounting policies detailed in the notes to the financial statements. Where necessary, the statements include amounts based on management’s informed judgements and estimates. Financial information in the Annual Report is consistent with that presented in the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all of the Trust’s assets are safeguarded and to facilitate the preparation of relevant, accurate and timely information.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by the unitholders, have audited the financial statements and conducted a review of internal accounting policies and procedures to the extent required by generally accepted auditing standards, and performed such tests as they deemed necessary to enable them to express an opinion on the financial statements.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit Committee is composed of three independent directors. The Audit Committee reviews the financial content of the Annual Report and reports its findings to the Board of Directors for its consideration in approving the financial statements.

“Signed”	“Signed”

Thomas W. Buchanan Chief Executive Officer	Mark N. Walker Chief Financial Officer

Calgary, Alberta March 10, 2003

Auditors’ Report

To the Unitholders of Provident Energy Trust

We have audited the consolidated balance sheets of Provident Energy Trust as at December 31, 2002 and 2001, and the consolidated statements of operations and accumulated income (loss) and cash flows for the year ended December 31, 2002 and for the period March 6, 2001 to December 31, 2001. These financial statements are the responsibility of the management of the Trust. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and 2001, and the results of its operations and cash flows for the year ended December 31, 2002 and for the period March 6, 2001 to December 31, 2001 in accordance with Canadian generally accepted accounting principles.

“Signed: PricewaterhouseCoopers LLP”

Chartered Accountants

Calgary, Alberta
March 10, 2003

Consolidated Balance Sheets

	As at December 31

Canadian Dollars (000s)	2002	2001

Assets
Current assets
Cash	$42	$35
Accounts receivable	47,463	12,009
Assets held for sale	1,145	1,500
Prepaids	2,605	117

	51,255	13,661
Cash reserve for future site reclamation (Note 15)	1,490	424
Goodwill (Note 4)	102,443	–
Property, plant and equipment (Note 6)	700,037	171,808

	$855,225	$185,893

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$54,783	$11,234
Cash distributions payable	8,153	4,204
Payable to the Manager (Notes 11 and 16)	4,000	85

	66,936	15,523
Long-term debt (Note 7)	187,200	35,600
Future site reclamation (Note 15)	12,245	6,807
Future income taxes (Note 12)	116,065	23,252
Unitholders’ Equity
Unitholders’ contributions (Note 8)	513,835	187,587
Exchangeable shares (Note 8)	57,036	–
Convertible debentures (Note 9)	61,279	–
Accumulated loss	(36,064)	(45,996)
Accumulated cash distributions (Note 5)	(118,406)	(36,880)
Accumulated interest on convertible debentures	(4,901)	–

	472,779	104,711

	$855,225	$185,893

Commitments (Note 13)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Operations and Accumulated Income (loss)

		For the period
	For the year ended	March 6, 2001
	December 31,	to December 31,
Canadian Dollars (000s except per unit amounts)	2002	2001

Revenue
Gross production revenue	$207,823	$78,311
Royalties	(44,315)	(13,036)

	163,508	65,275
Expenses
Production	52,741	20,416
General and administrative	7,987	3,418
Management fees (Notes 11 and 16)	11,296	1,153
Interest on long-term debt	5,307	2,671
Depletion, depreciation and amortization	90,481	33,753
Additional depletion, depreciation and amortization (Note 6)	–	101,300

	167,812	162,711
Loss before taxes	(4,304)	(97,436)
Capital taxes	3,264	1,178
Future income tax recovery (Note 12)	(17,500)	(51,759)

	(14,236)	(50,581)
Net income (loss) for the period	9,932	(46,855)
Accumulated income (loss), beginning of period	(45,996)	859

Accumulated loss,end of period	$(36,064)	$(45,996)

Net income (loss) per unit – basic	$0.25	$(3.39)

– diluted	$0.22	$(3.39)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

		For the period
	For the year ended	March 6, 2001
	December 31,	to December 31,
Canadian Dollars (000s except per unit amounts)	2002	2001

Cash provided by operating activities
Net income (loss) for the period	$9,932	$(46,855)
Add non-cash items:
Depletion, depreciation and amortization	90,481	33,753
Additional depletion and depreciation (Note 6)	–	101,300
Amortization of deferred charges (Note 4)	8,983	(467)
Future income tax recovery	(17,500)	(51,759)
Management fee paid with trust units (Note 11)	5,000	256

Cash flow from operations	96,896	36,228
Change in non-cash working capital	(7,090)	(11,190)

	89,806	25,038

Cash provided by financing activities
(Decrease) increase in long-term debt	(10,325)	7,500
Settlement of financial instruments	–	(4,620)
Declared distributions to unitholders	(81,526)	(36,880)
Issue of trust units, net of issue costs	56,014	57,039
Issue of debentures, net of costs	61,398	–
Declared distributions to debentureholders	(4,901)	–
Change in non-cash financing working capital	3,949	4,205

	24,609	27,244

Cash used in investing activities
Expenditures on property, plant and equipment	(21,980)	(10,979)
Acquisition of Maxx Petroleum Ltd. (Note 4)	–	(39,434)
Acquisition of Richland Energy Corporation (Note 4)	(3,389)	(331)
Acquisition of Meota Resources Corp. (Note 4)	(32,141)	–
Acquisition of oil and natural gas properties	(70,936)	(2,604)
Proceeds on disposition of oil and natural gas properties	11,157	1,421
Reclamation fund contributions	(1,317)	(479)
Change in non-cash investing working capital	4,198	86

	(114,408)	(52,320)

Increase (decrease) in cash	7	(38)
Cash beginning of period	35	73

Cash end of period	$42	$35

Cash flow from operations per weighted average unit
– basic	$2.41	$2.62

– diluted	$2.17	$2.62

Supplemental disclosure of cash flow information
Cash interest paid	$4,713	$2,733
Cash capital taxes paid	$3,264	$1,212

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(Tabular amounts in Cdn$000s, except unit and per unit amounts) December 31, 2002

1.	Structure of the Trust

Provident Energy Trust (the “Trust”) is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture dated January 25, 2001, amended from time to time. The beneficiaries of the Trust are the unitholders. The Trust was established to hold, directly and indirectly, interests in petroleum and natural gas properties and commenced operations March 6,2001.

Cash flow is provided to the Trust from the properties owned and operated by Provident Energy Ltd. and directly and indirectly owned subsidiaries and partnerships of the Trust (“Provident”). Cash flow is paid from Provident to the Trust by way of royalty payments, interest payments and principal repayments. The cash payments received by the Trust are subsequently distributed to the unitholders monthly.

2.	Significant accounting policies

(a)	Basis of presentation

These consolidated financial statements include the accounts of the Trust and Provident.

(b)	Property, plant and equipment

The Trust follows the full cost method of accounting, whereby all costs associated with the acquisition and development of oil and natural gas reserves are capitalized. Such costs include lease acquisition, lease rentals on non-producing properties, geological and geophysical activities, drilling of productive and nonproductive wells, and tangible well equipment. Gains or losses on the disposition of oil and natural gas properties are not recognized unless the resulting change to the depletion and depreciation rate is 20 percent or more.

Depletion, depreciation and amortization

The provision for depletion and depreciation is calculated using the unit-of-production method based on current production divided by the Trust’s share of estimated total proved oil and natural gas reserve volumes, before royalties. Production and reserves of natural gas and associated liquids are converted at the energy equivalent ratio of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, the Trust includes estimated future costs for developing proved reserves, and excludes estimated salvage values of tangible equipment and the unimpaired cost of unproved properties.

Ceiling test

The ceiling test limits the carrying value of the properties, net of future income taxes and accumulated provision for site restoration costs, to the estimated undiscounted future net production revenue associated with the proved oil and natural gas reserves, plus the unimpaired costs of unproved properties, less estimated future general and administrative expenses,the management fee, interest and income taxes. The test uses costs and prices in effect at the balance sheet date. In the application of the ceiling test,any excess carrying value of the assets on the balance sheet is charged to income in the current period.

Site reclamation

The provision is calculated using the unit-of-production method applied to estimated future site abandonment and reclamation costs. The costs are estimated based on regulations and industry standards currently in effect. Actual site reclamation costs incurred are charged against the site reclamation liability.

(c)	Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets received,is assessed at least annually for impairment. To assess impairment, the fair value of the reporting unit (the consolidated Trust) is determined and compared to the book value of the reporting unit. If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount.

(d)	Unit option plan

The consideration received from the option holder upon the exercise of a unit option is credited to unitholders’ capital at the date of exercise with no compensation expense recognized at the time the option is issued or exercised.

(e)	Financial instruments

Provident uses financial instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. Gains and losses relating to these transactions are deferred and recognized in the financial statement category to which the hedge relates at the time the underlying commodity is sold or when the positions are settled.

(f)	Future income taxes

Provident follows the liability method for calculating income taxes. Differences between the amounts reported in the financial statements of the corporate subsidiaries and their respective tax bases are applied to tax rates in effect to calculate the future tax liability. The effect of any change in income tax rates is recognized in the current period income.

(g)	Use of estimates

The preparation of financial statements requires management to make estimates based on currently available information. In particular, estimates are made by management for amounts recorded for depletion and depreciation of the property, plant and equipment, and for the provision for future abandonment and reclamation costs. The ceiling test uses factors such as estimated proved reserves, production rates,petroleum and natural gas prices and future costs. By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

(h)	Revenue recognition

Revenues associated with sales of crude oil,natural gas and natural gas liquids are recognized when title passes to the purchaser.

3.	Change in accounting policy – unit based compensation

The Trust accounts for its unit based compensation plans using the intrinsic value method whereby no costs have been recognized in the financial statements for unit options granted to employees and directors. Effective January 1, 2002 a change in Canadian generally accepted accounting principles requires the impact on compensation costs using the fair value method be disclosed. If the fair value method had been used, the impact on the Trust’s pro forma net earnings would have been negligible.

4.	Acquisitions

(a)	Richland Energy Corporation (“Richland”)

Effective January 16, 2002 Provident acquired Richland for consideration of 11,157,225 Trust units with an ascribed value of $98.9 million. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED

Cash reserved for future site reclamation	$372
Goodwill	13,306
Fair market value of financial hedges and physical contracts for petroleum products	10,133
Property, plant and equipment	219,151
Working capital deficiency	(10,744)
Long-term debt	(75,425)
Site reclamation liability	(1,559)
Future income taxes	(52,660)

$102,574

CONSIDERATION

Acquisition costs incurred (includes $332 incurred in 2001)	$3,721
Trust units issued	98,853

$102,574

(b)	Meota Resources Corp. (“Meota”)

Effective October 1, 2002 Provident acquired Meota for cash consideration of $27.1 million and 14,517,184 trust units with an ascribed value of $158.3 million, plus 5,858,136 exchangeable shares with an ascribed value of $63.9 million. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED

Property, plant and equipment	$313,305
Goodwill	89,137
Working capital deficiency, net of cash	(2,816)
Long-term debt	(86,500)
Site reclamation liability	(1,084)
Future income taxes	(57,653)

$254,389

CONSIDERATION

Cash	$27,134
Acquisition costs incurred	5,007
Total cash consideration	32,141
Trust units issued	158,336
Exchangeable shares issued	63,912

$254,389

(c)	Maxx Petroleum Ltd. (“Maxx”)

Effective May 25, 2001 Provident acquired Maxx for cash consideration of $35.4 million cash and issued 7,475,000 units with an ascribed value of $87.0 million. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED

Property, plant and equipment	$205,240
Working capital deficiency	(10,100)
Long-term debt	(2,300)
Site reclamation liability	(3,686)
Fair market value of financial hedges and physical contracts for petroleum products	(4,427)
Future income taxes	(57,120)
Other	(1,164)

$126,443

CONSIDERATION

Cash	$35,408
Acquisition costs incurred	4,026

Total cash consideration	39,434
Trust units issued	87,009

$126,443

5.	Reconciliation of cash flow and distributions

	For the	For the Period
	Year Ended	March 6, 2001 to
	December 31,	December 31,
	2002	2001

Cash flow from operations	$96,896	$36,228
Cash reserved for interest on convertible debentures	(4,901)	–
Cash (reserved) used for financing and investing activities	(10,469)	652

Cash distributions to unitholders	81,526	36,880
Accumulated cash distributions, beginning of period	36,880	–

Accumulated cash distributions, end of year	$118,406	$36,880

Cash distributions per unit	$2.03	$2.54

6.	Property, plant and equipment

		Accumulated
		Depletion and	Net book
December 31, 2002	Cost	Depreciation	Value

Oil and natural gas properties	$949,504	$251,629	$697,875
Office equipment	4,042	1,880	2,162

Total	$953,546	$253,509	$700,037

		Accumulated
		Depletion and	Net book
December 31, 2001	Cost	Depreciation	Value

Oil and natural gas properties	$336,230	$166,108	$170,122
Office equipment	2,727	1,041	1,686

Total	$338,957	$167,149	$171,808

The ceiling test calculation for the Trust in 2001 resulted in writedowns at September 30 of $64.2 million and a further $37.1 million at December 31, prior to future tax recoveries of $43.0 million. Prices in effect at September 30, 2001 were $16.77 per barrel for heavy oil, $29.72 per barrel for light to medium oil, and $2.19 per mcf for natural gas. Prices in effect at December 31, 2001 were $13.69 per barrel of heavy oil, $25.46 per barrel for light to medium oil, and $3.65 per mcf for natural gas.

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2002 totaled $30.2 million (December 31, 2001 – $16.4 million).

7.	Long-term debt

	December 31,

	2002	2001

Revolving credit facility	$187,200	$35,600

Provident has a $255 million revolving credit facility with a syndicate of Canadian chartered banks. Interest rates under the terms of the credit facility are determined quarterly based on the ratio of quarter-end debt divided by the previous quarter’s cash flow annualized. At December 31, 2002, the rate was bank prime of 4.5 percent plus 0.25 percent.

Pursuant to the terms of the agreement, each year on or after May 24 Provident can request the revolving period be extended for a further 364-day period. If the lenders do not extend the revolving period, at Provident’s option the credit facility is converted to a one year non-revolving term credit facility at the end of the 364-day term, with one-sixth of the loan balance due May 2004, one-twelfth due August 2004 and the remaining balance due at the end of the term period. As collateral security, Provident has pledged a $500 million fixed and floating charge debenture against all of its assets.

8.	Unitholders’ contributions and exchangeable shares

The Trust has authorized capital of an unlimited number of common voting trust units.

On January 16, 2002, the Trust issued 11.2 million trust units as consideration for the Richland acquisition. On October 1, 2002, the Trust issued 14.5 million trust units and Provident Acquisitions Inc., a subsidiary, issued 5.9 million exchangeable shares as partial consideration for the acquisition of Meota Resources Corp. The conversion ratio for the exchangeable shares for the period October 1 to November 14, 2002 was equal to one trust unit for one exchangeable share, and is increased on each date a distribution is paid by the Trust between October 1, 2002 and the date the exchangeable share is converted, at the option of the holder, into trust units. On January 15, 2004, all remaining exchangeable shares will be automatically exchanged for trust units, subject to extension at the option of the Trust.

Effective with the May, 2002 distribution, the Trust initiated a premium distribution, distribution reinvestment plan (“DRIP”). The DRIP permits eligible unitholders to direct their distributions to the purchase of additional units at 95 percent of the average market price as defined in the plan (“Regular DRIP”). The premium distribution component permits eligible unitholders to elect to receive 102 percent of the cash the unitholder would otherwise have received on the distribution date (“Premium DRIP”). Participation in the Regular and Premium DRIP is subject to proration by the Trust. Unitholders who participate in either the Regular DRIP or the Premium DRIP are also eligible to participate in the optional unit purchase plan as defined in the DRIP.

	Year ended		March 6, 2001
	December 31, 2002		to December 31, 2001

	Number		Number
TRUST UNITS	of Units	Amount	of Units	Amount

Balance at beginning of period	21,054,119	$187,587	7,092,221	$43,649
Issued to acquire Maxx Petroleum Ltd.	–	–	7,475,000	87,009
Issued to acquire Richland Petroleum Corp.	11,157,225	98,853	–	–
Issued to acquire Meota Resources Corp.	14,517,184	158,336	–	–
Exchangeable share conversions	644,150	6,876	–	–
Issued for property acquisition	100,000	1,050	–	–
Issued for cash	3,900,000	39,390	6,435,500	61,425
Issued pursuant to the distribution
reinvestment plan	1,507,246	15,244	–	–
Units to be issued pursuant to the
distribution reinvestment plan	244,406	2,500	–	–
Issued pursuant to unit option plan	126,034	1,103	–	–
Issued or to be issued to
Provident Management Corporation	467,290	5,000	31,798	256
Issued to directors of Provident	–	–	19,600	243
Debenture conversions	11,681	125	–	–
Trust unit issue costs	–	(2,229)	–	(4,995)

Balance,end of period	53,729,335	$513,835	21,054,119	$187,587

	Year Ended December 31, 2002

EXCHANGEABLE SHARES	Number of
PROVIDENT ACQUISITIONS INC.	Shares	Amount

Balance, December 31, 2001	–	$–
Issued to acquire Meota Resources Corp.	5,858,136	63,912
Converted to trust units	(630,292)	(6,876)

Balance, December 31, 2002	5,227,844	57,036
Exchange ratio, end of year	1.03597	–

Trust units issuable upon conversion, end of period	5,415,890	$57,036

The per trust unit amounts for 2002 were calculated based on the weighted average number of units outstanding of 40,221,914, which includes the shares exchangeable into trust units. The per trust unit amounts for the period from March 6, 2001 to December 31, 2001 were calculated based on the weighted average number of units outstanding of 13,812,533. The diluted per trust unit amounts are calculated including an additional 4,429,627 trust units issuable upon conversion of the debentures (2001 – nil), plus 56,510 trust units (2001 – 29,000) for the dilutive effect of the unit option plan.

9.	Convertible debentures

On April 11, 2002 the Trust issued $64.4 million of unsecured subordinated convertible debentures ($61.4 million net of issue costs) with a 10.5 percent coupon rate maturing May 15, 2007. The debentures may be converted into trust units at the option of the holder at a conversion price of $10.70 per trust unit prior to May 15, 2007, and may be redeemed by the Trust under certain circumstances. The debentures and related interest obligations have been classified as equity on the consolidated balance sheet as the trust may elect to satisfy interest and principal obligations by the issuance of trust units. During the year $0.125 million of convertible debentures were converted into Trust units.

10.	Unit option plan

The Trust Option Plan (the “Plan”) is administered by the Board of Directors of Provident. Under the Plan, all directors, officers, employees and certain consultants of Provident, with the exception of the officers of Provident Management Corporation, are eligible to participate in the Plan. There are 3,600,000 trust units reserved for the Trust Option Plan. Options are granted at a “strike price” which is not less than the closing price of the units on the Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the trust units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder.

	Year Ended		March 6, 2001 to
	December 31, 2002		December 31, 2001

		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding, beginning of period	611,100	$11.16	–	$–
Granted	345,013	10.32	645,900	11.18
Exercised	(126,034)	10.87	–	–
Cancelled	(33,269)	10.72	(34,800)	11.42

Outstanding, end of period	796,810	10.86	611,100	11.16

Exercisable at end of period	330,149	$11.09	223,700	$11.14

At December 31, 2002, the Trust had 796,810 options outstanding with exercise prices ranging between $8.40 and $12.39 per unit, and a weighted average remaining contractual life of 2.8 years.

11.	Related party transactions

The Trust was actively managed by Provident Management Corporation (the “Manager”), and in accordance with the terms of the management agreement, the Manager was entitled to receive a base fee in the amount of 2 percent of the operating cash flow of Provident, plus a total return fee based on distributions and unit price performance during the period. Pursuant to the management fee amending agreement approved in conjunction with the management internalization transaction (note 16), the base fee paid for the period January 1 to October 31, 2002 was $1.8 million and $0.5 million for the period November 1 to December 31, 2002, for a total base fee of $2.3 million. The total return fee for 2002 was restricted to $9.0 million, payable by way of $4.0 million in cash and 467,290 trust units valued at $5.0 million. For the period March 6 to December 31, 2001, the Manager was paid a base fee of $0.9 million and a total return fee of $0.25 million (paid with the issuance of 31,798 trust units). The Manager was reimbursed for administration expenses which totaled $264,242 in 2002 ($46,123 for the period March 6 to December 31, 2001).

12.	Future income taxes

The difference between the accounting value and the income tax value of assets and liabilities, which comprise the future tax liability, are as follows:

	December 31, 2002	December 31, 2001

Petroleum and natural gas properties and other	$101,341	$19,691
Production facilities	14,724	3,561

	$116,065	$23,252

The future income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial income tax rate of 42 percent as follows:

	Year ended	March 6, 2001 to
	December 31, 2002	December 31, 2001

Expected income tax recovery	$(1,808)	$(41,508)
Increase (decrease) resulting from:
Non-deductible Crown charges and other payments	12,728	4,320
Federal resource allowance	(7,382)	(4,799)
Alberta Royalty Tax Credit	(260)	(175)
Payments to the Trust	(16,808)	(6,470)
Income less related depletion and depreciation in a wholly
owned partnership and in the Trust	(2,630)	–
Other	(1,340)	(3,127)

	$(17,500)	$(51,759)

13.	Commitments

Provident has office lease commitments that extend through April 2013. Future minimum lease payments for the following five years are: 2003 – $2.0 million; 2004 – $2.0 million; 2005 – $2.1 million; 2006 – $2.1 million and 2007 – $2.2 million.

14.	Financial instruments and hedging

Provident’s commodity price risk management program was initiated to minimize the volatility of Provident’s crude oil and natural gas prices and to assist with stabilizing cash flow and distributions. Provident accomplishes this through the use of financial instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. Gains and losses relating to these transactions are deferred and recognized in the financial statement category to which the hedge relates at the time the underlying commodity is sold or when the positions are settled.

The carrying amounts of current assets, the reclamation fund, current liabilities and long-term debt as stated in the financial statements approximate their estimated fair value. Substantially all of the Trust’s accounts receivable are with oil and gas marketers and joint venture partners in the oil and natural gas industry and are subject to normal industry credit risks.

With respect to financial instruments, Provident could be exposed to losses if a counter party fails to perform in accordance with the terms of the contract. This risk is managed by diversifying the derivative portfolio among counter parties meeting certain financial criteria.

(a)	Commodity price

(i)	Crude oil

For 2002, Provident paid out $13.0 million to settle various oil market based contracts on an aggregate volume of 2,286,250 barrels. For the period March 6, 2001 to December 31, 2001, Provident received $4.6 million to settle various oil market based contracts on an aggregate volume of 1,293,000 barrels. The estimated value of contracts in place if settled at market prices at December 31, 2002 would have resulted in a loss of $13.3 million (December 31, 2001 – would have resulted in a gain of $4.7 million).

The contracts in place at December 31, 2002 are summarized in the following table:

Year	Product	Volume	Terms	Effective Period

2003	Light oil	4,000 bpd	WTI US$24.945 per bbl	January 1 - December 31
		1,000 bpd	WTI US$25.045 per bbl	April 1 - June 30
		1,000 bpd	WTI US$24.31 per bbl	July 1 - September 30
		1,000 bpd	WTI US$23.82 per bbl	October 1 - December 31
		1,000 bpd	Cost less Collar WTI US$22.58 - US$26.00 per bbl	January 1 - December 31
		500 bpd	Call at WTI US$30.95 per bbl	January 1 - March 31
	Heavy oil	3,000 bpd	Cdn $18.90 per bbl wellhead(1)(2)	January 1 - December 31
		200 bpd	Cdn$22.50 per bbl wellhead	January 1 - April 30
		1,000 bpd	US$16.70 per bbl at Hardisty	January 1 - March 31
		500 bpd	WTI US$24.40 per bbl	January 1 - March 31
		500 bpd	US$8.50 per bbl differential at Hardisty	January 1 - March 31
		500 bpd	US$18.75 per bbl at Hardisty	July 1 - December 31
2004	Light oil	2,000 bpd	WTI US$24.045 per bbl	January 1 - December 31
		500 bpd	WTI US$25.08 per bbl	January 1 - March 31

(1)	The heavy oil price of Cdn$18.90 per bbl has been fixed through a combination of Canadian dollar wellhead contracts, US dollar denominated WTI combined with US dollar differential (see (b) below) and blending contracts and Cdn/US dollar exchange rate contracts.

(2)	Contracts which,if extended,would require Provident to deliver 1,500 bpd at WTI US$22.70 per bbl and 1,000 bpd at WTI US$23.70 for calendar 2004. The contracts are extendible at the option of the counter party.

(ii)	Natural gas

For 2002, Provident received $6.6 million to settle various natural gas market based contracts on an aggregate of 11,554,250 gigajoules (“GJ”). For the period March 6, 2001 to December 31, 2001, Provident received $4.2 million to settle various natural gas market based contracts on an aggregate of 2,328,000 GJ. As at December 31, 2002 the estimated value of contracts in place settled at market prices at December 31 would have resulted in a loss of $12.4 million (December 31, 2001 – would have resulted in a gain of $3.0 million). The contracts in place at December 31, 2002 are summarized in the following table:

Year	Product	Volume	Terms	Effective Period

2003	Natural gas(2)	11,000 GJpd	Cdn$4.96 per GJ(1)	January 1 — October 31
		20,000 GJpd	Cdn$5.48 per GJ	January 1 — March 31
		10,000 GJpd	Cdn$6.55 per GJ	January 1 — March 31
		12,500 GJpd	Cdn$4.82 per GJ	April 1 — October 31
		15,000 GJpd	Cdn$4.72 per GJ	May 1 — October 31
		15,000 GJpd	Costless collar Cdn$4.00 — Cdn$6.10 per GJ	January 1 — April 30
		10,000 GJpd	Costless collar Cdn$4.25 — Cdn$5.22 per GJ	January 1 — March 31
		10,000 GJpd	Costless collar Cdn$4.50 — Cdn$5.72 per GJ	April 1 — October 31
		10,000 GJpd	Costless collar Cdn$5.57 — Cdn$8.81 per GJ	November 1 — December 31
		10,000 GJpd	Costless collar Cdn$5.50 — Cdn$7.85 per GJ	November 1 — December 31
		5,000 GJpd	Costless collar Cdn$5.00 — Cdn$7.75 per GJ	April 1 — October 31
		5,000 GJpd	Costless collar Cdn$5.50 — Cdn$7.52 per GJ	April 1 — October 31
2004	Natural gas(2)	10,000 GJpd	Costless collar Cdn$5.57 — Cdn$8.81 per GJ	January 1 — March 31
		10,000 GJpd	Costless collar Cdn$5.50 — Cdn$7.85 per GJ	January 1 — March 31

(1)	Contract which,if extended, would require Provident to deliver 5,000 GJpd at Cdn$4.95 per GJ for calendar 2004. The contract is extendible at the option of the counter party.

(2)	Natural gas contracts are settled against AECO monthly index.

(b)	Foreign exchange contracts

No foreign exchange contracts were utilized in 2002. For the period March 6, 2001 to December 31, 2001, Provident paid out $0.1 million to settle two U.S. dollar forward sales contracts on US$3.2 million at an average exchange rate of Cdn$1.49 per US$1. For 2003, Provident has two foreign exchange sell contracts in place for a total of US$1.25 million per month at an average exchange rate of Cdn$1.56 per US$1. Settlement of these contracts at market prices at December 31, 2002 would have resulted in a loss of $0.1 million.

15.	Cash reserve for future site reclamation

Provident established a cash reserve effective May 1, 2001 for future site reclamation expenditures. In accordance with the royalty agreement, Provident funds the reserve by paying $0.20 per barrel of oil equivalent produced on a 10:1 basis into a segregated cash account. Actual expenditures incurred are then funded from the cash in this account. For the year ended December 31, 2002, $1.3 million was contributed to the reserve and actual expenditures totaled $0.6 million. In addition, $0.4 million of segregated reclamation funds obtained with the Richland acquisition were added to the cash reserve. For the period March 6 to December 31, 2001, $0.5 million was added to the cash reserve and $0.1 million was spent on reclamations.

16.	Subsequent event

On January 17, 2003, Provident acquired all the issued and outstanding shares of Provident Management Corporation, Manager of the Trust and Provident, for consideration of $18.0 million payable with the issuance of 1,682,242 exchangeable shares. The exchangeable shares are held in escrow and are releasable as to 25 percent per year beginning on June 30, 2003, and are releasable or may be forfeited in certain other limited circumstances. This management internalization transaction eliminates external management fees effective January 1, 2003. The share purchase agreement as a condition of closing provides for executive employment contracts for the former shareholders of Provident Management Corporation.

17.	Comparative balances

Certain comparative numbers have been restated to conform with the current year presentation.

18.	Reconciliation of financial statements to United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Any differences in accounting principles as they pertain to the accompanying financial statements are not material except as described below. The application of U.S. GAAP would have the following effects on net income as reported:

	Year ended	March 6 to
	December 31,	December 31,
(Cdn$000s, except per unit numbers)	2002	2001

Net income as reported	$9,932	$(46,855)
Adjustments
Depletion, depreciation and amortization (a)	4,427	(25,137)
FAS 133 adjustment (c)	(27,666)	3,242
Interest on convertible debentures (g)	(4,901)	–
Future income taxes (a) (c) (e)	9,788	11,152

Net income (loss) – U.S. GAAP	$(8,420)	$(57,598)

Net income (loss) per unit – basic	$(0.21)	$4.17
Net income (loss) per unit – diluted	$(0.21)	$4.17

The application of U.S. GAAP would have the following effects on the balance sheet as reported:

As at December 31
(Cdn$000s)	2002		2001

	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Assets
Property, plant and equipment (a)	$700,037	$678,728	$171,808	$146,072
Other (liabilities) assets (c)	–	(24,424)		3,242
Liabilities and unitholders’equity
Future income taxes (a) (c) (e)	116,065	94,777	23,252	11,752
Demand loan (b)	–	–	–	35,600
Convertible debentures – long-term liability (g)	–	61,279	–	–
Convertible debentures – equity (g)	61,279	–	–	–
Accumulated interest on convertible debentures – equity (g)	(4,901)	–	–	–
Long-term debt (b)	187,200	187,200	35,600	–
Capital contributions (d)	513,835	517,818	187,587	191,570
Accumulated (loss) income (d)	$(36,064)	$(69,364)	$(45,996)	$(60,944)

(a)	The Canadian cost recovery ceiling test limits the capitalized costs for each cost centre to the undiscounted future net revenue from proved oil and natural gas reserves plus the cost of unproved properties less impairment,using year-end prices. In addition, the aggregate value of all cost centres is further limited by including financing costs, administrative expenses, future abandonment and reclamation costs and income taxes. Under U.S. GAAP, companies utilizing the full cost method of accounting for oil and natural gas activities perform a ceiling test on each cost centre using discounted future net revenue from proved oil and natural gas reserves discounted at 10 percent. Prices used in the U.S. GAAP ceiling tests are those in effect at year-end and financing and administrative expenses are excluded from the calculation. The amounts recorded for depletion and depreciation have been adjusted in the periods as a result of differences in write down amounts recorded pursuant to U.S. GAAP compared to Canadian GAAP.

(b)	U.S. GAAP requires obligations that, by their terms, are due on demand to be classified as current liabilities even though payment is not anticipated within one year from the date of the consolidated balance sheets. As such the revolving bank loan at December 31, 2001 would be classified as a current liability under U.S. GAAP. Effective January 1, 2002 Canadian GAAP was harmonized with U.S. GAAP.

(c)	Since inception, Provident adopted the Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Financial Instruments and Hedging Activities, which requires that all derivatives be recorded on the balance sheet at their fair value, as either an asset or liability. Changes in the derivative’s fair value are recognized in the current period earnings, unless specific hedge accounting criteria are met. If the derivative is designated a fair value hedge, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated a cash flow hedge, the effective portions of the changes in fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedge item is realized. Ineffective portions of change in fair value are recognized in earnings immediately. The mark to market at the balance sheet dates of financial contracts have been reflected in these adjustments. Pursuant to Canadian GAAP, no mark to market is recognized in the financial statements.

(d)	Under U.S. GAAP, costs associated with a plan of arrangement would be expensed. Under Canadian GAAP, the costs are offset to capital contributions.

(e)	The Canadian liability method of accounting for income taxes is similar to the United States Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Provident’s financial statements or tax returns. Pursuant to U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates.

(f)	The consolidated statements of cash flows prepared in accordance with Canadian GAAP conform in all material respects with U.S. GAAP except that Canadian GAAP allows for the presentation of operating cash flow before changes in non-cash working capital items in the consolidated statement of cash flows. This total cannot be presented under U.S. GAAP. U.S. GAAP would require this statement to be a note to the financial statements.

(g)	Under U.S. GAAP, convertible debentures are treated as debt and any distributions paid on these debentures are treated as interest expense. Under Canadian GAAP, convertible debentures are classified as equity and any distributions are recorded as a direct charge to unitholders’equity.

Recent accounting pronouncements

During 2002 the following new or amended guidelines and standards were issued, but not implemented in these financial statements.

Accounting for gains and losses on settlement of debt

In April 2002, Statement of Financial Accounting Standard No. 145 was issued, which rescinded the requirement to include gains and losses on the settlement of debt as extraordinary items. FAS 145 is applicable for fiscal years beginning on or after May 15, 2002, and has no effect on the Trust.

Accounting for costs associated with exit or disposal activities

In June 2002,Statement of Financial Accounting Standard No. 146 was issued. FAS 146 requires that liabilities for exit or disposal activity costs be recognized and measured at fair value when the liability is incurred. This is effective for disposal activities initiated after December 31, 2002. The Trust is currently assessing the impact of this standard on its financial statements.

Accounting for stock based compensation – transition and disclosure

In December 2002, Statement of Financial Accounting Standard No. 148 was issued. FAS 148, Accounting for Stock Based Compensation – Transition and Disclosure, is an amendment to the previously issued FAS 123, Accounting for Stock Based Compensation, and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based compensation. FAS 148 applies to fiscal years beginning after December 15, 2003,and is not expected to have a material effect on the Trust’s financial statements.

Hedging relationships

The Canadian Institute of Chartered Accountants issued Guideline 13, Hedging Relationships, which addresses identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes parameters for applying hedge accounting, but does not address hedge accounting methods. Guideline 13 applies for fiscal years beginning July 1, 2003. The Trust is currently assessing the impact of this standard on its financial statements.

Accounting for guarantees

In February 2003, the Canadian Institute of Chartered Accountants issued an accounting guideline on the financial statement disclosures to be made by a guarantor relative to its obligations under guarantees. Effective for the fiscal year beginning January 1, 2003, the accounting guideline requires the disclosure of the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, the maximum potential amount of future payments, the current carrying amount of the liability if any, the nature of any recourse provision, and any assets held as collateral.

In November 2002, the Financial Accounting Standards Board issued interpretation FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others”, which requires that a guarantor disclose and recognize in its financial statements its obligations relating to guarantees that it has issued. Liability recognition is required at the inception of the guarantee, whether or not payment is probable. The Trust is currently assessing the impact of this standard on its financial statements.

Investment Programs For Unitholders

Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan

In May 2002, Provident implemented a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan. The plan offers a number of options for unitholders to reinvest their cash distributions and receive premium cash payments or acquire additional units in the Trust. Although each option has unique features and benefits, each currently enables Canadian unitholders to enhance their investment without paying additional costs such as service charges or brokerage fees.

Provident was the first conventional energy trust in Canada to announce a Premium Distribution Plan. Under this option unitholders receive, on the same date that the regular distribution would be paid, a premium cash payment equal to 102 percent of the declared distribution. In 2002, approximately 35 percent of Provident unitholders participated in the program, allowing the Trust to fund its capital program internally, while keeping distribution levels at about 90 percent of cash flow. These participation levels are well in excess of participation levels for typical distributions reinvestment plans.

A second option for reinvestment, offered by Provident and many other energy trusts, is the Distribution Reinvestment Program, or DRIP. This option allows unitholders to reinvest their cash distributions in additional units that are priced at a 5 percent discount to the volume weighted, average market price of the units on the Toronto Stock Exchange.

Under both the Premium Distribution and Distribution Reinvestment plans, Provident reserves the right to prorate the participation in the plans in order to manage the amount of cash reinvested into the Company’s capital programs to ensure a prudent use of funds.

Provident has a number of options for unitholders to reinvest their cash distributions and receive premium cash payments or acquire additional units

Unitholders who participate in either the Premium Distribution or the Distribution Reinvestment programs may also purchase additional units of the Trust for cash at the volume-weighted, average market price. This allows unitholders to acquire additional units without being subject to service charges or brokerage fees.

U.S. residents may participate in the Distribution Reinvestment Program. The Premium Distribution and Optional Unit Purchase plans are not available to U.S. residents at this time, due to regulatory restrictions.

Distributions reinvested in the Premium Distribution or Distribution Reinvestment program will be subject to taxation in accordance with the rules applicable to normal distributions. Unitholders should consult their tax advisors concerning the tax consequences of participating in Provident’s reinvestment programs.

Tax treatment of distributions

Unitholders in Provident Energy Trust are subject to tax for a portion of the cash distribution or under the terms of the Premium Distribution or Distribution Reinvestment options. Unitholders should consult their tax advisors concerning the tax consequences of participating in Provident’s reinvestment programs.

Further information on the reinvestment options are available from Computershare Trust Company of Canada at 1-800-663-9097 (toll free) or by fax at 1(416)981-9507. Alternatively, unitholders can obtain additional information directly from Provident Energy Trust’s investor relations department at 1(403) 296-2233, by fax at 1(403) 294-0111 or via email at info@providentenergy.com. Additional information is also available on Provident Energy Trust’s website: www.providentenergy.com.

The Provident Management Team

The Provident Management Team from left to right:

Randall J. Findlay, President
Mark N. Walker, Vice President Finance, Chief Financial Officer and Corporate Secretary
William J. Mitschke, Senior Manager, Exploitation
William T. Cromb, Controller
Cameron G. Vouri, Vice President, Production Operations and Chief Operating Officer (standing)
David J. Fricker, Vice-President, Corporate Development (standing)
Gordon B.J. Zaharik, Senior Manager, Land and Contracts
Thomas W. Buchanan, Chief Executive Officer

Independent Directors

Grant D. Billing(2)(3) Chairman of the Board, Calgary, Alberta
Chairman of the Board since March 6, 2001. Mr Billings was Senior Executive Officer from October 1999 to March 2001 and Executive Chairman, Superior Propane Inc., since 1998. He was previously President and Chief Executive Officer of Norcen Energy Ltd., an oil and gas exploration and production company from 1994 to 1998.

Bruce R. Libin(1)(3) Calgary, Alberta
Executive Chairman and Chief Executive Officer of Destiny Resource Services Corp., a resource services company, since 1997 and December 2000, respectively. President of B.R. Libin Capital Corp.,an investment,merchant banking and investment banking advisory services company, since 1995. Director of Maxx Petroleum Ltd. from December 20, 2000 to May 25, 2001.

Byron J. Seaman(1)(3) Calgary, Alberta Private Investor

M.H. (Mike) Shaikh(1)(3) Calgary, Alberta President of M.H. Shaikh Professional Corporation (Chartered Accountants). Mr. Shaihk is currently, or has been a director of Hawk Oil Ltd., Windstar Resources Ltd., IMS Petroleum Ltd., and Spearhead Resources Ltd.

Jeffrey T. Smith(2)(3) Calgary, Alberta Business Executive. Mr. Smith was previously Chief Operating Officer of Northstar Energy Ltd., an oil and natural gas exploration and production company, since 1996. He also served as a Director of Maxx Petroleum Ltd. from December 20, 2000 to May 25, 2001.

John B. Zaozirny, Q.C.(2)(3) Calgary, Alberta Counsel to the law firm of McCarthy Tétrault and Vice-Chairman of Canaccord Capital Corporation. Mr. Zaozirny is also a director and a strategic advisor to a number of public and private corporations, as well as a Governor of the Business Council of British Columbia. He served as Alberta’s Minister of Energy and Natural Resources from 1982 to 1986, having first been elected as a Member of the Alberta Legislature in 1979. Mr. Zaozirny has been a director of Provident since April 1998.

(1)	Member of Audit, Environmental, Health and Safety Committee.

(2)	Member of Governance, Human Resources and Compensation Committee.

(3)	Member of Reserves Committee.

R.I.C.E Our Corporate Values

Respect

Win-win relationships

Supportive, cooperative environment

We value listening

Protect and respect people and the environment

We respect ourselves

We respect others’ judgements and abilities

Abilities, not titles

We communicate often and openly

We have fun

Integrity	Creativity

Live and lead by our values	Responsible risk-taking

Treat people honestly	New ideas

Conduct business ethically	Misteakes are OK

Keep our promises	Thinking out of the box

Accountable	We adapt

The right way

Excellence

Invest in learning and growth

Continuously improve

Celebrate successes

Provide resources

Nimble, quick, urget

Best at what we do

Quality vs. speed

The Provident Team

Hans Baier
Ron Baker
Don Bannerman
Carol Beier
Carla Bell
Peggy Bell
Ingrid Berg
Terry Bosma
Sherry Bouvier
Stephanie Brennan
Donna Broderson
Roberta Brost
Kerry Brown
Laura Brown
Gary Buchanan
Tom Buchanan
Darrell Campbell
Colin Carlson
Stacey Chene
Linda Chorney
Russell Corrigan
Carm Couillard
Bill Cromb
Margaret Curts
Dwayne Davison
Jerry Dawson
Cyd Del Rosario
Connie Doyle
Stacey Driver
Dustin Elchyson
Dorothy Else
Tim Etson
Mark Ewashko
Randy Findlay
Dave Fricker
Margaret Gardner
Lorin Gaudet
Ruth Graca
Bob Green
Lin Han
Karen Hartley
Laurie Hawkins
John Hecht	Mark Heddema
Ray Heide
James Heidinger
Howard Helton
Cathy Henderson
Shane Hirsche
Stacey Hunchak
Joshua Jensen
Tracy Keith
Sherry Killen-Smith
Shaun Kolody
Raymond Kuntz
Joy Lahti
Norm Lavoie
Don Lawrence
Peter Lawrence
Donna MacDonald
Christine Markert
Colin Maruyama
Gail Maslak
Randy Masuda
Janet Mattson
Dana McCartney
Malcolm McConnell
Randy McGarva
Lois McKay
Leslie-Anne McPherson
Lisa Michetti
Sherry Milne
Bill Mitschke
Misty Molnar
Miles Molstad
Teri Morrison
Lori Muise
Rosa Murney
Linda Murray
Brian Nattress
Larry Ness
Kim Nordquist
Sabrina Oakey
Tamara Olsen
Debbie Pasacreta
Vivian Pasechnik	Ted Perry
Shannon Peters
Ron Pinske
Deborah Puglia
Dave Quigley
Lynn Rannelli
Margaret Ransome
Eric Rasmussen
Cary Reid
Eugene Sandahl
Gerald Schalin
Mike Scott
Jerry Seida
Joan Selfors
Sharon Sidorak
Kevin Simpson
Marv Simpson
Kezia Sliwkanich
Gwen Smiley
Dave Smith
Ryan Stasiuk
Nancy Suderman
Kasey Suh
Dan Swendsen
Larry Tabish
Gary Taylor
Gerald Tulloch
Donna Ulrich
Lori Veniot
Cam Vouri
Mark Walker
Kirt Warrack
Ryan Wartman
Stephanie Watley
Kari Watson
Angela Wiber
Robert Willoughby
Kirk Young
Tom Youngberg
Gord Zaharik

Trust Information

Directors Grant D. Billing, C.A.(2)(3) Chairman Calgary, Alberta Thomas W. Buchanan, C.A. Calgary, Alberta Randall J. Findlay, P . Eng. DeWinton, Alberta	Officers and Senior Management Thomas W. Buchanan Chief Executive Officer William T. Cromb Controller Randall J. Findlay President	Auditors PricewaterhouseCoopers LLP Bankers National Bank of Canada Bank of Montreal BNP Paribas Bank of Nova Scotia Canadian Western Bank
Bruce R. Libin, Q.C.(1)(3) Calgary, Alberta	David J. Fricker Vice President, Corporate Development	Engineering Consultants McDaniel & Associates Consultants Ltd.
Byron J. Seaman, B.Sc.(1)(3) Calgary, Alberta	William J. Mitschke Senior Manager, Exploitation	Legal Counsel Macleod Dixon LLP
Mike H. Shaikh, C.A.(1)(3) Calgary, Alberta	Lynn M. Rannelli Assistant Corporate Secretary	Trustee Computershare Trust Company of Canada
Jeffrey T. Smith, P .Eng.(2)(3) Calgary, Alberta	Cameron G. Vouri Vice President, Production Operations and Chief Operating Officer	Stock Exchanges Toronto Stock Exchange Units: Trading Symbol “PVE.UN”
John B. Zaozirny, Q.C.(2)(3) Calgary, Alberta	Mark N. Walker	Debentures: Trading Symbol “PVE.DB”
(1) Member of Audit, Environmental, Health and Safety Committee (2) Member of Governance, Human Resources and Compensation Committee (3) Member of the Reserves Committee	Vice President, Finance, Chief Financial Officer and Corporate Secretary Gordon B.J. Zaharik Senior Manager, Land and Contracts	American Stock Exchange Units: Trading Symbol: “PVX”

For Further Information:
Thomas W. Buchanan Chief Executive Officer Phone: (403) 296-2232	Randall J. Findlay President Phone: (403) 781-5343	Mark N. Walker Vice President, Finance, Chief Financial Officer and Corporate Secretary Phone: (403) 781-5305

For Investor Relations Inquiries:
700, 112 4th Avenue S.W. Calgary, Alberta T2P 0H3 Designed and produced by Merlin Edge Inc. Printed in Canada	Fax: (403) 261-6696 Phone: (403) 296-2233 1-800-587-6299	www.providentenergy.com info@providentenergy.com

PROVIDENT

ENERGY TRUST

Provident Energy Trust
Sun Life Plaza - East Tower Suite 700, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3
Telephone: (403) 296-2233 Fax (403) 294-0111 1-800-587-6299
www.providentenergy.com